Form 20-F
period 2002-12-31
INTIER AUTOMOTIVE INC
filed 2003-06-02
CIK 1144399

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 20-F
[ ]		REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]		ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
[ ]		TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from		to

Commission file number

INTIER AUTOMOTIVE INC.
(Exact name of Registrant as specified in its charter)
not applicable
(Translation of Registrant's name into English)
Province of Ontario, Canada
(Jurisdiction of incorporation or organization)
521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class		Name of each Exchange on which registered
None		None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Class A Subordinate Voting Shares
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
5,481,191		Class A Subordinate Voting Shares
42,751,938		Class B Shares
1,125,000		Preferred Shares, Series 1
1,125,000		Preferred Shares, Series 2

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17		Item 18	X

In this Report, when we use the terms "we", "us", "Company" and "Intier", we are referring to Intier Automotive Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires. When we use the term "Magna", we are referring to our controlling shareholder, Magna International Inc. and its subsidiaries and jointly controlled entities, other than us, unless the context otherwise requires. We publish our financial statements in U.S. dollars. In this Report we refer to United States dollars as "dollars", "$", "U.S.$" or "U.S. dollars" and we refer to Canadian dollars as "Cdn.$".

This Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", "intend", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, Intier. These risks and uncertainties include those described under "Item 3. Key Information - Risk Factors". Persons reading the Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002 ("MD&A") attached as Exhibit 3 to this Report, as well as other parts of the Report, are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

PART I
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

3.	KEY INFORMATION
A.	Selected Financial Data

Basis of Presentation of Financial Information

The Company's Report to Shareholders for the year ended December 31, 2002, includes the consolidated financial statements (the "Consolidated Financial Statements") and MD&A in each case for the period then ended. Such Consolidated Financial Statements and MD&A are incorporated by reference in this Report. In addition, the Company's audited consolidated statements of income (loss), changes in Magna's net investment and cash flows for the year ended December 31, 1999, as included in the Company's consolidated financial statements for the three year period ended December 31, 2001 (the "2001 Consolidated Financial Statements"), are incorporated by reference in this Report. The Consolidated Balance Sheet of the Company as at December 31, 2001 gives effect to the corporate reorganization of Intier which was completed in August 2001 in which we acquired from Magna certain operating divisions, subsidiaries, jointly controlled entitles and investments directly or indirectly under the control of Magna in exchange for the issuance by us of 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares to Magna. Our consolidated financial statements prior to August 1, 2001 present the historic combined financial position, results of operations and cash flows of the assets and liabilities reorganized under the Company on a carve out basis from Magna. To give effect to the continuity of Magna's interest in the assets and liabilities of the Company, all the assets and liabilities have been recorded in the Consolidated Financial Statements at Magna's book values except for assets under capital leases related to the distribution of land and buildings by us to certain real estate subsidiaries of Magna during the year ended December 31, 1998. The comparative information presented reflects financial statements, which present the consolidated financial position, results of operations, changes in retained earnings and Magna's net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna's control. We have attached our Consolidated Financial Statements, 2001 Consolidated Financial Statements and MD&A to this Report as Exhibits 1, 2 and 3, respectively.

Selected Historical and Pro Forma Consolidated Financial Information

The tables below set forth selected historical consolidated and pro forma consolidated financial data as at and for the periods indicated.

Except as indicated below, the selected historical consolidated financial data has been derived from the Consolidated Financial Statements and the 2001 Consolidated Financial Statements which were prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with those statements and the disclosure under "Basis of Presentation of Financial Information" above. The combined financial statements as at December 31, 1998, are unaudited. In our opinion, the unaudited financial statements contained in this Report have been prepared on the same basis as our audited financial statements contained in this Report.

The selected historical and pro forma consolidated financial data set forth below for the years ended December 31, 2002 and 2001 should also be read in conjunction with the MD&A.
	Years ended December 31,
	2002	2001	2000	1999	1998
	(in millions of U.S. dollars)
					(unaudited)
Income Statement Data (1)
Sales	$3,861.6	$3,268.1	$2,970.9	$2,834.8	$2,571.1
Cost of goods sold	3,374.9	2,861.6	2,605.5	2,508.8	2,309.0
Depreciation and amortization	88.5	88.0	86.1	87.2	77.8
Other charges (2)	23.6	-	-	-	-
Operating income	121.7	101.6	93.5	74.6	27.6
Net Interest (income) expense	(1.5)	16.2	27.4	24.3	25.2
Income before income taxes and minority interest	112.2	80.2	65.4	49.1	1.5
Net income (loss)	48.6	39.9	34.7	26.6	(4.3)
Dividends on Class A Subordinate Voting and Class B Shares	9.7	2.0	-	-	-
Earnings per Class A Subordinate Voting or Class B Share (3)
Basic	0.97	0.37	-	-	-
Diluted	0.95	0.37	-	-	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.2	47.9	-	-	-
Diluted	63.6	47.9	-	-	-
Pro forma earnings per Class A Subordinate Voting or Class B Share (4)
Basic	-	0.91	0.60	0.34	-
Diluted	-	0.90	0.60	0.34	-
Pro forma average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	-	44.9	42.8	42.8	-
Diluted	-	59.8	42.8	42.8	-

	Years ended December 31,
	2002	2001	2000	1999	1998
	(in millions of U.S. dollars)
					(unaudited)
Balance Sheet Data (1)
Total assets	$1,781.8	$1,579.4	$1,465.7	$1,388.8	$1,344.3
Long-term debt (excluding current portion)	31.8	30.6	32.2	38.9	45.7
Convertible Series Preferred Shares (debt portion)	206.2	194.6	-	-	-
Magna's net investment in Intier (5)	-	-	850.2	781.8	702.7
Convertible Series Preferred Shares (equity portion) (6)	22.0	31.4	-	-	-
Class A Subordinate Voting Shares	71.8	71.7	-	-	-
Class B Shares	495.8	495.8	-	-	-
Retained earnings	17.2	15.9	-	-	-
Currency translation adjustment	37.2	(4.9)	-	-	-
Total shareholders' equity (6)	644.0	609.9	-	-	-

(1)

None of the line items in the table are materially different under United States generally accepted accounting principles, other than as set forth in Note 23 to our Consolidated Financial Statements, which is attached as Exhibit 1 to this Report, and Note 19 to our 2001 Consolidated Financial Statements, which is attached as Exhibit 2 to this Report.

(2)

Effective January 1, 2002, we adopted new accounting Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062) issued by the Canadian Institute of Chartered Accountants in August 2001. CICA 3062 requires us to review goodwill for impairment on an annual basis based upon new measurement criteria. As a result of this review, we reduced the carrying value of goodwill by $3.5 million in our Interiors Europe reporting segment. In conjunction with our review, we also assessed the recoverability of its long-lived assets in the reporting segment and determined it appropriate to reduce the carrying value by $20.1 million. In addition, net tax assets of $1.5 million associated with these operations were charged against our earnings for 2002.

(3)

As a result of the reorganization of the Company completed in August 2001, as described in the notes to the Consolidated Financial Statements and under "Basis of Presentations of Financial Information" above, basic and diluted earnings per share for the year ended December 31, 2001 only include net income for the five-month period subsequent to July 31, 2001. Historical basic and diluted earnings per share for prior periods have not been presented since they are not comparable or meaningful.

(4)

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August 2001, and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented. For a description of the pro forma adjustments made to arrive at pro forma earnings per share, please see Note 4 to the Consolidated Financial Statements.

(5)

Magna's net investment includes both debt and equity investments, comprising our accumulated earnings, contributions by Magna less distributions by Magna, income taxes payable related to our unincorporated divisions and the currency translation adjustment.

(6)	Under United States generally accepted accounting principles, no portion of the Convertible Series Preferred Shares (all of which are owned by Magna) would be included in Total shareholders' equity.

EXCHANGE RATES

As previously indicated, Intier publishes its financial statements in U.S. dollars rather than Canadian dollars. The following table sets forth, for the fiscal years and periods indicated, certain information concerning the Canadian dollar exchange rate for U.S. dollars based on the noon buying rate in New York City for cable transfers payable in U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

	At Period End	Average		High	Low
				(Cdn.$ per U.S.$1.00)
1998	1.5375	1.4894	(1)	1.5770	1.4075
1999	1.4440	1.4827	(1)	1.5375	1.4440
2000	1.4991	1.4852	(1)	1.5571	1.4347
2001	1.5635	1.5518	(1)	1.5990	1.4933
2002	1.5800	1.5702	(1)	1.6128	1.5108
November 2002	1.5658	1.5715		1.5903	1.5528
December 2002	1.5800	1.5592		1.5800	1.5478
January 2003	1.5286	1.5414		1.5750	1.5220
February 2003	1.4880	1.5121		1.5315	1.4880
March 2003	1.4695	1.4761		1.4905	1.4659
April 2003	1.4336	1.4582		1.4843	1.4336
(1)	The average of the Noon Buying Rate on the last business day of each month during the period.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following factors in addition to the other information contained in this Report.

Risks Relating to Our Industry

An economic downturn could reduce or eliminate our profitability

The global automotive industry, which accounted for substantially all our consolidated sales in 2002, is cyclical and is sensitive to changes in economic conditions such as interest rates and consumer demand. The rate of economic growth continued to slow down in 2002, particularly in the United States. We expect continued weakness in North American consumer demand and are therefore forecasting North American light vehicle production to decline to 15.8 million units in 2003. In addition, England's automotive industry is currently experiencing the adverse effects associated with the strength of the British pound relative to the euro. We expect European vehicle production volumes to decline slightly to 16.1 million units in 2003. Any significant and prolonged decline in production volumes in either our North American or European principal markets will significantly lower, and could eliminate, our profits.

We face increasing price reduction pressures from our customers that could reduce our profit margins

We have in the past entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers which provide for, among other things, price concessions over the supply term. To date, these concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of our largest customers have recently demanded additional price reductions beyond existing contractual commitments which could have an adverse impact on our future profit margins. In addition, we expect that our customers will use various electronic commerce initiatives such as Covisint, as well as Internet-based auctions, in order to further reduce their costs. These e-commerce initiatives are still in the early stages of implementation and their full effect on the prices of products and services we sell to automobile manufacturers and on the costs of products and services we obtain from our suppliers is uncertain. We may not continue to be successful in offsetting price reductions agreed to from time to time with automobile manufacturers. To the extent that these price reductions are not offset through cost reductions, our future profit margins would be adversely affected.

Our customers increasingly require us to absorb more fixed costs in our unit pricing, which could reduce our profitability

We are under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design and engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. Contract volumes for customer programs not yet in production are based on our customers' estimates of their own future production levels by vehicle body type. However, actual production volumes may vary significantly from our customers' estimates due to a reduction in consumer demand or new product launch delays, often without any compensation to us by our customer. We do not typically rely solely on customer estimates, but re-evaluate their estimates based on our own assessment of future production levels by vehicle body type. For programs currently under production, we are typically not in a position to request price changes when volumes differ significantly from production estimates used during the quotation stage. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by us may not be fully recovered. Similarly, future pricing pressures from our customers could also reduce the amount of amortized costs otherwise recoverable in the unit price of our products. Although these factors have not been material to date, either of these factors could have an adverse effect on our profitability.

We are under increasing pressure to move or establish operations in lower cost jurisdictions.

In order to retain our global competitiveness, we are under increasing pressure to move operations or establish new operations in lower cost jurisdictions as our customers continue to implement procurement strategies intended to increase their sourcing activities in such jurisdictions including China, Eastern Europe, India, Turkey and Mexico. The impact of these initiatives to us could include higher costs associated with the impairment of redundant assets, labour, employee benefits and severance costs in certain higher cost jurisdictions in which we currently carry on business, relocation and start-up costs, all of which would adversely impact our short-term profitability. In the long term, we could also be exposed to certain other risks associated with doing business abroad, including: foreign exchange and currency controls, liquidity risks, local economic conditions, political instability, withholding and other taxes on remittances and other payments by subsidiaries, investment restrictions or requirements, expropriation and nationalization, export and import restrictions, and increases in working capital requirements related to longer supply chains. The likelihood of such occurrences and their potential effect on us varies from jurisdiction to jurisdiction but may have a material adverse effect on our business and profitability in the future.

We are increasingly requested to assume product warranty, recall and product liability costs, which could have a negative effect on our operations and financial condition

Automobile manufacturers are increasingly requesting that each of their suppliers bear the costs of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. In addition, we are party to warranty sharing agreements with certain of our customers which require payments to be made by us to the customer if warranty costs for our products exceed certain negotiated targets. A supplier's warranty and recall exposure towards additional warranty and product recall costs increases as their overall design and integration responsibility also increases. The obligation to repair or replace such parts and to fund increasing warranty and recall costs could have an adverse effect on our operations and financial condition. See Item 4. "Information on the Company - Our Business - Legal Proceedings and Environmental Matters".

We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. We currently have product liability coverage under Magna's insurance policies. This coverage will continue until August 2003, subject to renewal on an annual basis. In addition, some of our European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. We cannot guarantee that our insurance coverage will be adequate for any liabilities we may incur. Furthermore, we cannot guarantee that our coverage will continue to be available on terms acceptable to us. A successful claim brought against us in excess of our available insurance coverage may have an adverse effect on our operations and financial condition.

We are dependent on outsourcing by North American and European automobile manufacturers

We are dependent on outsourcing by our North American and European automobile manufacturer customers. The extent of this outsourcing is dependent on a number of factors, including:
•	the cost, quality and timeliness of external production relative to in-house production by automobile manufacturers;

•	relative technological capability;

•	the degree of unutilized capacity at automobile manufacturers' facilities;

•	collective bargaining agreements between labour unions and automobile manufacturers; and

•	relations between labour unions and automobile manufacturers.

Any significant decrease in outsourcing by automobile manufacturers would likely have an adverse effect on our profitability.

Technological and regulatory changes may adversely affect us

Changes in competitive technologies or regulatory or industry requirements may render some of our products obsolete. Our ability to anticipate changes in technology and regulatory or industry requirements and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. We may not be able to anticipate or achieve the technological advances necessary for, or to comply with regulatory or industry requirements in a manner which will allow, us to remain competitive and prevent our products from becoming obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, product de-contenting by our customers in their vehicles, delays in product development and failure of products to operate properly. Any of these changes could have an adverse effect on our operations and financial condition.

Adverse developments affecting one or more of our major suppliers could materially harm our operating results

We obtain components and other products and services from numerous Tier Two automotive suppliers and other vendors throughout the world. In certain instances, it would be difficult and expensive for us to change suppliers of products and services critical to our business. Some of our suppliers are also financially distressed, may become financially distressed or have previously agreed upon fixed piece price levels and other terms and conditions in long-term supply contracts and therefore it may not be possible for us to pass on price reductions, increased fixed costs such as tooling and engineering costs, or warranty, recall and product liability costs imposed on us by our customers. In addition, the continued financial distress or the insolvency or bankruptcy of a major component sub-supplier could disrupt the supply of components to us by such suppliers, potentially resulting in a temporary disruption in the supply of systems by us to our customers. Any significant disruption in our supplier relationships, including certain relationships with sole-source suppliers, could materially harm our operating and financial results, particularly if such disruption results in an interruption in supply by us to our customers.

Risks Relating to Our Business

Decreases in production volumes of specific vehicles or products by our customers could have an adverse effect on our profitability

Although we supply parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. In particular, in 2002, approximately 47% of our consolidated sales were generated by products supplied for inclusion in 10 vehicle body types. Products and tooling supplied for the Chrysler Minivan constituted approximately 19% of our consolidated sales for that period. There has been an industry trend toward more "brand hopping" among consumers in recent years, with consumers' preferences changing relatively quickly and dramatically in some instances. Shifts in market share among vehicles could have an adverse effect on our sales and on our profit margins. For example, we are affected by the sales mix between passenger cars, SUVs, minivans and other light trucks as our product content and profit margins vary among these types of vehicles. The contracts we have entered into with many of our customers are to supply a customer's requirements for all the vehicles it produces in a particular model, rather than for manufacturing a set quantity of products. Such contracts range from one year to the life of the model, usually several years, and do not require the purchase by the customer of any minimum number of parts.

In addition, the loss, renegotiation of the terms or delay in the implementation of any significant production contract with any of our customers could reduce our profitability. Any changes in the anticipated production volume of our products, particularly those supplied for the Chrysler Minivan, as a result of any of the above factors could reduce our profitability.

Fluctuations in relative currency values could adversely affect our profitability

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Significant long-term fluctuations in relative currency values may adversely affect our profitability. In particular, our profitability may be adversely affected by a significant strengthening of the U.S. dollar against the Canadian dollar, the British pound, the euro or other currencies in which we generate revenues.

Recent unionization drives at several of our plants may increase our costs

The National Automobile, Aerospace, Transportation and General Workers Union of Canada, also known as the CAW, has in the past mounted a number of major organizing drives at some of our Canadian plants. In June 2000, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, also known as the UAW, completed unionization drives in Michigan. During 2001, we entered into collective agreements with the UAW, for our Ontegra Brighton plant, and the CAW, for our Integram Windsor plant, which recognizes our operating principles, including our employee charter of rights. During 2002, we entered into further collective agreements with the CAW for our new Innovatech and Mississauga Seating Systems plants, which also recognize our operating principles and are each modelled after the Integram Windsor agreement. If we are successful in operating these plants with this form of collective agreement, we will examine whether to extend this form of agreement to some of our other plants in Ontario and Michigan if our employees at these plants vote in favour of unionization in the future. In addition, the employees at our facilities in Auburn Hills and Howell, Michigan may vote in the future on certifying the UAW as their bargaining agent. We are unable to predict whether we will successfully conclude additional collective bargaining agreements of this nature with these unions or what impact further unionization will have on our costs. In addition, the CAW and the UAW have in the past attempted to pressure some of our automobile manufacturer customers to encourage their suppliers to assume a neutral position with respect to unionization attempts at their plants.

Our operations may be adversely impacted by work stoppages and other labour relations matters

If our hourly workforce becomes more unionized in the future, we may be subject to work stoppages and may be affected by other labour disputes. To date, we have not experienced any work stoppages or other disputes that have had an adverse effect on our profitability. However, disputes with labour unions may not be resolved in our favour in the future. Furthermore, we may experience significant work stoppages in future years and may incur significant expenses related to work stoppages or other disputes.

We may not be able to compete successfully with some competitors that have substantially greater financial resources and market share than us

The automotive parts supply market is highly competitive. We face competition from a number of sources, including:
•	our automobile manufacturer customers (and their related parts manufacturing organizations);

•	existing and new suppliers to these manufacturers; and

•	manufacturers of product alternatives.

Some of our competitors have substantially greater market share and financial resources than we have and are dominant in the markets in which we operate. We may not be able to compete successfully with our existing competitors or with any new competitors.

We may be unable to implement our business strategy of improving our operating performance

We have implemented some, and intend to implement several other important strategic initiatives designed to improve our operating performance. We may not be able to sustain improvements made to date or to implement successfully or realize the expected benefits of any of these initiatives. Even if we are successful in implementing these initiatives, additional problems such as launch issues may develop at certain of our other operations which could further impact our future profit margins. Our failure to sustain improvements or to implement initiatives relating to new operational issues could have an adverse effect on our business, particularly since we rely on these initiatives to offset pricing pressures from our customers. These initiatives are dependent in many cases upon our ability to require participation by our suppliers and other third parties in our price reduction initiatives. To the extent that we are unable to pass on price reductions from our customers to our suppliers, our profit margins may be adversely affected.

Delays in program launches or delays in the construction of new facilities required for program launches could reduce our profitability

From time to time, we expand our production capacity through the construction of new manufacturing facilities and the expansion of existing facilities. New facilities or expansions of existing facilities are often required to accommodate the award of new business from our customers or to facilitate the introduction of new manufacturing processes or technologies. However, the construction of new facilities and the expansion of existing facilities involves a number of areas of operational and financial risks. For example, construction delays associated with poor weather, labour disruptions, cost overruns, shortages of construction materials and delays associated with the installation, testing and start-up of new production equipment or manufacturing processes could reduce our profitability. Since many new facilities are constructed and existing facilities are expanded to accommodate the launch of new customer production programs, the added complexity associated with new program launches can increase this risk. Any delays by us in product launches which impair our customer's ability to launch a new vehicle program could negatively impact our customer relationships as well as expose us to reimbursement claims by our customers for costs arising out of such delays, and could adversely affect our operations and future profitability.

We may be adversely affected by the environmental and safety regulations to which we are subject

We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances. We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations, and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved.

Risks Relating to Our Relationship with Magna

Our relationship with Magna is not at "arm's length" and Magna will continue to control us

Our relationship with Magna is not at "arm's length" and none of our agreements with Magna or its affiliates, including the affiliation agreements, have been negotiated at arm's length. Through its ownership of all of our Class B Shares, such shares representing over 99% of the total votes attached to our outstanding share capital, Magna will continue to be able to elect all of our directors and will continue to control us. Therefore, Magna will continue to be able to cause us to effect corporate transactions without the consent of our minority shareholders and to control the amount and timing of dividends, subject in each case to our corporate constitution, the fiduciary duty of our directors to act in the best interests of our shareholders and other applicable laws governing related party transactions. In addition, Magna will continue to be able to cause or prevent a change in our control. In some cases, the interests of Magna may not be the same as those of Intier or our other shareholders, and conflicts of interest may arise. See Item 4. "Information on the Company - Our Business - Legal Proceedings and Environmental Matters". Under the applicable laws of the Province of Ontario, Magna, as one of our shareholders, does not have a fiduciary duty to us or any of our other shareholders.

Magna may have a conflict of interest with our other shareholders due to the method of calculating the affiliation fees that we pay to Magna

Magna receives affiliation fees from us based on our annual sales revenue under the affiliation agreements between us and Magna. The aggregate affiliation fee in respect of fiscal 2002 was $53.6 million. Magna may prefer to see an increase in our sales even at the expense of our operating profits. In addition, while Magna has indicated that it has no current intention to do so, the affiliation agreements may be amended or terminated at any time by Magna acting individually and through its control of us, subject to approval by a majority of the independent directors of our Board of Directors. Our corporate constitution provides, however, that the affiliation agreements with Magna may not be amended to increase the affiliation fees without the prior approval of a majority of the holders of our Class A Subordinate Voting Shares (other than Magna or any person who, by agreement, is acting jointly with Magna or over which Magna or any such person exercises direct or indirect control or direction) and our Class B Shares, each voting as a separate class.

We obtain services from Magna, which we may not be able to obtain on comparable terms from third parties

We have entered into several agreements with Magna, including an agreement for the provision to us of various services and for the lease to us of some of the land and buildings we use. Magna also provides us various types of insurance coverage under its insurance policies with insurance companies. We expect to enter into additional agreements with Magna in the future, the terms of any such material agreements with Magna will be determined through negotiations at such time and subject to approval by a majority of the independent directors of our Board of Directors. In addition, we may be dependent on Magna to provide other services in the future. To the extent the services we receive from Magna become unavailable for any reason, we may not be able to obtain similar services on comparable terms from other parties. See "Major Shareholders and Related Party Transactions".

Certain of our financial statements have been "carved out" from the consolidated financial statements of Magna and may not reflect our results of operations and financial position on a stand-alone basis

Our historical financial statements prior to August 1, 2001 presented in this Report have been "carved out" from the consolidated financial statements of Magna and may not be indicative of our results of operations and financial position had we actually operated on a stand-alone basis during the periods presented. In particular, our costs and expenses include allocations that could have caused our stand-alone results to differ.

Risks Relating to our Class A Subordinate Voting Shares

The trading market for our Class A Subordinate Voting Shares is not liquid, resulting in volatility of trading prices

The size of our public float is small compared to other public companies, including some of our competitors. In addition, employees who purchased our Class A Subordinate Voting Shares may be expected to trade those shares less actively than other investors, further reducing the liquidity of the trading market for our Class A Subordinate Voting Shares. Donald Walker, our President and Chief Executive Officer owns 700,000 of our Class A Subordinate Voting Shares, which is 12.77% of the total number of such shares outstanding. Finally, effective fiscal 2002, we implemented deferred profit sharing plans in Canada, the United States, the United Kingdom and Austria which will invest primarily in our Class A Subordinate Voting Shares. Accordingly, there is a significant possibility that the market for our Class A Subordinate Voting Shares will continue to be thin and illiquid, which could result in increased volatility in the trading prices for our Class A Subordinate Voting Shares.

Sales of our Class A Subordinate Voting Shares by Magna could depress our share price

We have outstanding 5,481,191 Class A Subordinate Voting Shares, 42,751,938 Class B Shares (all of which are held by Magna and are convertible into an equal number of Class A Subordinate Voting Shares), 1,125,000 Preferred Shares, Series 1 and 1,125,000 Preferred Shares, Series 2, all of which are held by Magna and are convertible into Class A Subordinate Voting Shares, at a conversion price of $15.09 per Class A Subordinate Voting Share.

Sales of a substantial number of our Class A Subordinate Voting Shares by Magna, or the perception that such sales may occur, could depress prevailing market prices of our Class A Subordinate Voting Shares.

Issuance of Class A Subordinate Voting Shares on conversion of our Convertible Series Preferred Shares could be dilutive

The outstanding Convertible Series Preferred Shares constitute approximately 73%, on a fully diluted basis, of our outstanding Class A Subordinate Voting Shares. Conversion of the Convertible Series Preferred Shares will have a dilutive effect on the holders of the Class A Subordinate Voting Shares to the extent the market price of the Class A Subordinate Voting Shares at the time of conversion exceeds the conversion price of the Convertible Series Preferred Shares.
4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Intier was incorporated under the laws of the Province of Ontario on May 4, 1987, as Atoma International Inc. The Company amalgamated with certain of its affiliates under the laws of the Province of Ontario on August 1, 1990, and subsequently on January 2, 2000. By Certificate and Articles of Amendment dated April 3, 2001, the Company changed its name to Intier Automotive Inc.

The Company is controlled by Magna through Magna's direct and indirect ownership of 100% of the Company's outstanding Class B Shares, which represents over 99% of the total votes attaching to all outstanding Class A Subordinate Voting Shares and Class B Shares of the Company. These percentages are as of May 15, 2003.

The Company's registered and principal office is located at 521 Newpark Boulevard, Newmarket, Ontario, L3Y 4X7. The telephone number is (905) 898-5200 and the website is www.intier.com.
B.	Business Overview

We are a global full service supplier of automotive interior and closure components, systems and modules. We directly supply most of the major automobile manufacturers in the world and employ approximately 22,000 people at 65 manufacturing facilities, 17 product development, engineering and testing centres and 13 sales offices in North America, Europe, Brazil and Asia Pacific. Our top five customers, based on our consolidated 2002 sales, are DaimlerChrysler (30%), Ford (19%), General Motors (19%), BMW (9%) and Volkswagen (5%).

Over the last eight (8) years, we have grown rapidly through a focused strategy of internal growth and acquisitions. Our success in securing profitable interior and closure systems business, primarily in North America, has generated internal growth. We have also completed eight acquisitions in Europe and one in North America that have enhanced our system supply capabilities, expanded our customer base and broadened our geographic scope.

As a result of our strategy, our revenues increased from $2.57 billion in 1998 to $3.86 billion in 2002, representing a compound annual growth rate of 11%. During this period, our operating income increased from $27.6 million to $121.7 million, representing a compound annual growth rate of 45%.

Our principal products include:
•	Interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems, and related components; and
•	Closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, midgates and door modules.

Industry Trends Affecting Our Business

We anticipate growth in the global market for our products as a result of industry-wide trends caused by competitive pressures on automobile manufacturers, and in turn on their suppliers, to improve product quality, lower costs and shorten the product development cycle. These trends include:

Increased sourcing by automobile manufacturers to outside suppliers of more complex interior systems and closure systems, including cockpit systems and door and power liftgate modules

Automobile manufacturers are increasingly outsourcing their requirements for larger modules and complete systems of a vehicle interior, such as cockpit systems and door modules. This trend toward modularization is the result of several factors, including:
•

the significant cost savings achieved as a result of taking advantage of an outside supplier's lower variable costs, simplifying the vehicle assembly process and reducing the manufacturer's overall fixed cost investment; and

•	the increased sophistication and capability of interiors suppliers in program management and logistics and product styling, design, assembly and testing.

There has also been a general increase in the average value of outsourced modules as increasingly more complex modules and systems are outsourced. The extent of outsourcing of interior modules and systems varies by product line. For example, seating components and assemblies led the current outsourcing trend as seat frames and other seating components (which serve as the basis of overall seating design by virtue of their structural and safety importance) were outsourced much earlier than other interior components. This outsourcing trend gradually evolved into complete seating systems as suppliers improved their technical competency and engineering expertise in this product line. Automobile manufacturers have historically been slower in outsourcing cockpit modules because of their importance in the overall styling and functionality of the vehicle as well as the significant complexity of the modules themselves. Accordingly we believe that the rate of future industry growth in cockpit and door modules will be higher than in the case of outsourced seating systems.

Increased importance of the automotive interior as a means of product differentiation to consumers

A vehicle's interior is a significant factor in the consumer's purchasing decisions for a number of reasons, including:
•	the amount of time spent by drivers and passengers inside the vehicle; and
•	the ability of distinctively styled interiors to improve consumer satisfaction.

As a result of the increasingly competitive market, an automobile manufacturer's ability to offer new or different products to its customers as quickly as possible is an important method of maintaining or increasing its market share. There are three principal alternatives available to automobile manufacturers to attempt to differentiate their products. They can:

•	develop completely new vehicle platforms;
•	change interior or exterior appearance attributes of existing vehicles to achieve vehicle "facelifts"; or
•	introduce lower volume derivative or niche vehicles based on existing vehicle platforms, but with distinct styling packages and options.

The first alternative is very costly and time consuming. The latter two alternatives provide opportunities to interiors suppliers such as us to generate additional revenues as automobile manufacturers develop new interior styling packages for existing vehicles in an effort to differentiate their products. In addition, this trend has provided opportunities for interiors suppliers to participate in the design and engineering, manufacture and assembly of larger portions of the interior of these vehicles.

Consolidation of the interiors segment of the automotive industry has created demand among automobile manufacturers for multiple strong full service global suppliers

Automobile manufacturers have historically entered into long-term supply contracts through which a supplier is appointed as an automobile manufacturer's sole source supplier for a particular part, component, assembly, module or system throughout the duration of the program in which such product is used, subject to meeting acceptable quality standards and customer price reduction obligations. This has led to consolidation among automotive suppliers, particularly in some interiors product lines, such as seating systems where some suppliers have a market share several times larger than ours. However, most automobile manufacturers have now also implemented a policy of maintaining two to four strong alternative suppliers to ensure competitive pricing, quality manufacturing and innovative technological solutions for the major interior modules and systems of their vehicles. For this reason, we believe that automobile manufacturers may award significant additional business in some interiors product lines to suppliers such as us whose current market share is less significant than some competitors, but who still have the proven capability of delivering high quality products at competitive prices.

Our Strategy

We intend to build on our position as a global supplier of automotive interior and closure systems and related components, assemblies and modules. We believe that we have the opportunity to expand our business significantly by capitalizing on industry trends and otherwise aggressively pursuing our strategy. Elements of our strategy to achieve disciplined and profitable growth include continuing to:

Deliver full service interior and closure systems capabilities to our customers

Outsourcing creates an opportunity for us to increase content per vehicle by coordinating the design, manufacture, integration and assembly of larger modular assemblies such as complete seats, cockpits, and overhead and door modules. For example, we supply (or will supply) cockpit modules and/or instrument panels on vehicles such as the BMW MINI, the Audi A3 and Audi A8, the Jaguar S-Type and XJ Series, the Nissan Micra, the Cadillac CTS, SRX and STS vehicles and various Land Rover sport utility vehicles as well as the Chevrolet Equinox and the Chevrolet Colorado/GMC Canyon. We also supply hardware door modules for the Ford Fiesta/Ka in Europe and the Ford Expedition/Lincoln Navigator in North America and we have also developed a door trim module for a European-based automobile manufacturer which integrates all the door latching systems onto the inside of the door panel. We believe that combining our worldwide closures and interior capabilities will further assist us in designing, engineering, manufacturing and supplying modular products, such as complete door and cockpit modules, by enabling us to more closely coordinate our product styling, design and engineering and marketing efforts and to achieve greater efficiencies in our logistics and supply chain management.

Emphasize technological innovation and craftsmanship

We believe that our operating principles and commitment to product and technological innovation and craftsmanship have assisted us in generating new business opportunities with our customers. Our corporate constitution requires us to allocate a minimum of 7% of our pre-tax profits to research and development annually. Our recent product and technology innovations include:
•	an industry-first power liftgate (developed in conjunction with DaimlerChrysler) for the minivan market;

•

the patented Fold and Tumble™ family of seating mechanisms which allow for additional storage space as well as easier passenger entry by automatically moving the seat to the full rear track position as the seat tumbles to the stowed position;

•

a seat that swings up into the ceiling of the vehicle for self-storage, thereby eliminating floor-mounted seat risers, resulting in weight reduction and increased under-seat storage when the seat is in the down position;

•	a modular seat system with an elastomeric support structure which is lighter in weight and provides increased interior space within the vehicle as well as certain styling advantages;

•

a patented technology known as PUR-fect Skin™ , which produces polyurethane spray-skin coverings for instrument panels and other interior trim with two-tone capability and a more durable surface that other competitive products;

•

patented headliner substrates known as MagnaBond™ and MagnaBond EA, which incorporate safety design features directly into the headliner composite, thereby saving substantial cost, weight and packaging space;

•	power sliding doors for the minivan market which allow power opening and closing as well as manual operation with no more effort than a regular sliding door;

•	an obstacle detection system consisting of sensors installed along the door opening, which retract the door or window if it detects any object in the closure path;

•	an electronic modular latching system with programmable logic for double lock, child lock and central lock features as well as independent control of door handles;

•	an integrated door trim module which eliminates the water shield and provides weight reduction opportunities at a lower cost.

To support our product development and innovation strategy, we operate 17 product development, engineering and testing centres and employ approximately 2,000 technicians, engineers and stylists to assist us in coordinating our product development activities. Our emphasis on craftsmanship throughout the product development process attempts to ensure that the fit and finish, quality, operability, appearance, ergonomics and overall coordination of the modules and systems we supply is at the highest level of consumer satisfaction.

We recognize that supplying high quality products on schedule is essential to remaining competitive. On an ongoing basis, automobile manufacturers assess their suppliers on a broad scope of business attributes, of which product quality is an important consideration. These assessments are relevant to automobile manufacturers in awarding new contracts and in respect of their supplier award programs. We are focused on reducing variations in quality through various techniques, including value analysis/value engineering, reliability studies, statistical process control and failure analysis. Additionally, our products are designed and developed on computer-aided design and manufacturing systems and submitted to complete finite element analysis and comprehensive in-house testing.

Improve operating efficiencies

During 2000, five of our operations experienced a combined operating loss of approximately $40 million as a result of a number of factors, including low productivity, high material usage and excess capacity. We intend to continue to improve our operating performance and competitiveness at these underperforming facilities and reduce our costs at our other existing operations by refining our product strategy through the potential closure or disposition of certain underperforming or non-core assets, by adopting quality improvement principles such as "Six Sigma", increased capacity utilization, launching new products and programs and by other sourcing, labour and cost reduction initiatives. In addition, we have developed processes such as the Concept Development Phase™ and the Product Delivery Process™ that have assisted in ensuring first-to-market performance consistent with our customers' technology and vehicle cycle plans as well as reducing any unanticipated delays or costs in launching our products. The above five divisions are showing improvement from these initiatives as they incurred an operating loss of $12.6 million during 2002. We intend to continue to improve our operating performance and competitiveness at those underperforming facilities through further implementation of our action plans. We believe that these initiatives will position us to further improve our existing margins, return on capital employed and profitability in the future.

Capitalize on "complete system" and integration opportunities

Automobile manufacturers are consolidating their supply base in some product lines and shifting the design, engineering and manufacturing functions of larger portions of vehicles to outside suppliers. This has led suppliers to perform additional value-added engineering, integration and program management, assembly and sequencing functions. As a result of our emphasis on developing system integration and program management capabilities, we program managed the complete interior (excluding seats and electronics) of the 1998 Lincoln Navigator. We believe that this was the first time that a North American automobile manufacturer outsourced program management services to an outside North American supplier. We are also the systems integrator and program manager for the total interior (excluding seats and electronics) of the 2002 Cadillac CTS, the 2003 Cadillac SRX and the 2004 Cadillac STS and are performing part of this function in conjunction with another automotive supplier in which we have retained a significant equity interest. In addition, we were recently named as the interiors integrator and program manager for the future General Motors full-size line of sport utility vehicles. As part of this award, we anticipate that we will be awarded a significant amount of interiors business, including overhead system and other interior trim components, for both the full-size line of sport utility vehicles and the full-size line of pick-up trucks in addition to performing interiors integration and program management services for the full-size line of sport utility vehicles. Annualized sales when these programs are in full production, excluding any managed content relating to our integration responsibilities for the full-size line of sport utility vehicles, are expected to be approximately $200 million. Finally, General Motors has also designated Intier as the interiors integrator for its next generation platform of small cars (which includes production contracts). We expect that these types of contracts will allow us to increase our content per vehicle significantly as our engineering and purchasing responsibility under these types of contracts becomes more significant in the future. We intend to capitalize on our capabilities and experience to pursue complete interior integration programs in the future.

Promote our policies and principles, including our incentive-based corporate culture

We believe that, as a separate public company, we are in a better position to benefit from Magna's corporate policies and principles, including decentralization, which increases our flexibility, customer responsiveness and productivity. In addition, as a public company, we are better able to develop profit-based compensation programs that more directly align the interests of our employees with those of our shareholders, which will assist us in attracting, retaining and motivating skilled and entrepreneurial management and employees. For example, we established effective fiscal 2002, an employee equity and profit participation program for our employees under which we will make contributions based on the amount of our employee pre-tax profits before profit sharing rather than Magna's and which will invest exclusively in our Class A Subordinate Voting Shares rather than Magna's. We believe that programs such as this one will more closely align the interests of our employees with those of our shareholders.

Our Internal Growth and Acquisition History

Over the past eight years, we have grown through a combination of internal growth and acquisitions. Our growth in North America has been primarily through greenfield operations established as a result of securing additional contracts from our customers. In October 1996, Magna also completed the acquisition of Douglas & Lomason Company, a U.S.-based manufacturer of seating systems, seat frames, seat mechanisms, other seating components and other automotive components for $134.9 million. This acquisition broadened the scope of our relationship with Ford as a significant portion of the acquired business forms part of our operations.

In Europe, our growth has been principally through acquisitions as we endeavoured to replicate our core North American product offerings and capabilities in Europe. Our eight European acquisitions are set out in the table below:
Date	Acquired Company	Purchase Price	Products

December 1998	Pal International, a.s.	$9.3 million	Electric motors for windshield wiper systems and other applications

March 1998	Paulisch GmbH & Co KG	$18.0 million	Complete seating systems, seat frames and other seating components

February 1998	Roltra-Morse, S.p.A.	$30.0 million	Automotive latches, window regulators, cable systems, door modules and gear shift mechanisms

November 1997	Ymos Automotive Interiors Group	$31.7 million	Instrument panels, consoles and other interior components

May 1997	Tricom Group Holdings	$51.1 million	Complete seating systems, seat frames and other seating components

May 1997	Georg Näher GmbH	$35.5 million	Trunk linings, interior panels, and carpet and sound insulation systems

April 1996	Marley Automotive Components Group	$80.5 million	Instrument panels, consoles, door trim panels and other interior components

June 1995	Eybl Durmont AG	$34.5 million	Interior components and systems

Our European expansion strategy significantly contributed to our development as a global supplier of interior and closure components, modules and systems. We are continuing to focus on improving operating efficiencies in Europe in order to increase our overall profitability.

Our Customers and Significant Customer Contracts

We generally sell our products and provide our support services directly to automobile manufacturers. Our primary customers are DaimlerChrysler, Ford and General Motors and their respective operating divisions and subsidiaries. The following chart provides a breakdown of our consolidated sales by customer for 2002.

The following table sets forth the top ten vehicles from which we derive revenues, based on our consolidated 2002 sales, and the products that we supply on these vehicles:
	Vehicle	Products
1.	Chrysler Minivan	Complete seating system, power sliding doors and liftgates
2.	Ford Escape/Mazda Tribute	Complete seating system, door panels, overhead system, interior trim
3.	BMW MINI	Cockpit module, door panels, trim
4.	Dodge Ram Pick-up	Overhead system, seating mechanisms, closures
5.	Cadillac CTS	Instrument panel, overhead system, door panels
6.	BMW 3 Series	Door panels, pillars, trim, luggage compartment
7.	Ford Transit Van	Complete seating system
8.	GM Sierra/Silverado	Door panels, closures
9.	Saturn VUE	Complete seating system, overhead system
10.	GM Impala	Door panels

Our Operations

To better service our customers, we follow a policy of functional and operational decentralization. We believe that this approach increases our speed and responsiveness to our customers. Our operations consist of two business segments, Interiors and Closures, which are generally aligned with the corresponding purchasing and engineering groups of our customers. Effective January 2003, our Closures operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Our Interiors segment is further segregated geographically between North America and Europe.

Interiors

Our Interiors operations supply complete vehicle interior systems and components, consisting of complete seating systems, seating components, seating hardware, cockpit, sidewall and overhead systems and components, and floor carpet, trunk room and acoustic products. We also manage the design, engineering, development, testing and final assembly of all interior systems and components. In 2002, our Interiors business generated consolidated sales of approximately $3.05 billion and operating income of $85.1 million, representing 79% of our consolidated sales and 70% of our consolidated operating income.

Our principal interior products include:
•

Complete Seating Systems.  We supply fully assembled automotive seats, which may include manual or power comfort and convenience adjustments, and integrated safety restraint systems. These seats are manufactured using either traditional "cut & sew" technology or our patented Mold-In-Place technology which eliminates the need to sew a seating trim cover or insert wires or velcro. We currently supply complete seating systems for a number of significant programs, including the Chrysler Minivans, the Ford Escape, Mazda Tribute, Chrysler Pacifica, Saturn VUE and Opel Frontera sport utility vehicles, the Ford Transit van, the Saturn ION, Renault Traffic and Opel Vivaro automobiles, and the Mercedes Vaneo crossover vehicle. We have also been awarded contracts to supply complete seating for the next generation Ford Freestar/Mercury Monterey and the Chevrolet Equinox. Additionally, our GRA-MAG Truck Interior Systems, L.L.C. joint venture with Grammer AG supplies seating systems for the North American medium and heavy-duty truck market. We also supply a variety of seating components, including head restraints and arm rests manufactured using both traditional "cut & sew" and Mold-in-Place technologies, head restraints integrated into the vehicle roof, trim covers, and molded polyurethane foam pads for both automobile manufacturers and their suppliers.

•

Seating Hardware.  We supply a variety of hardware components for seating systems produced by us as well as other automotive suppliers. These hardware components include two, four and six-way manual seat adjusters, seat height adjusters, EZ entry mechanisms, Fold & Tumble™ mechanisms, seat recliners, specialty latches, seat frames, wire frames, seat risers and spring suspension systems.

•

Cockpit Systems.  We supply complete instrument panels, cockpit modules (which generally consist of an instrument panel, instrumentation, wiring, a heating/ventilation system and passenger safety systems), package trays, consoles and glove boxes. Our manufacturing methods include low pressure and injection molding, compression of wood fibre, vacuum forming, slush molding and spray urethane. We have also patented the PUR-fect Skin™ method of manufacturing a durable sprayskin covering for instrument panels and trim components. This manufacturing method allows for two-tone capabilities and can be used to produce coverings for instrument panels which have no visible seams around the airbag modules. We currently supply the complete cockpit module for a number of programs, including the BMW MINI and the Nissan Micra. We also supply the instrument panels for the Cadillac CTS, BMW 7 Series, Audi A3 and A8, Vauxhall Astra and Vectra, Jaguar S-Type, XJ8 and XK8 cars and various Land Rover sport utility vehicles. We will be supplying the instrument panels for each of the 2003 Cadillac SRX and the 2004 Cadillac STS, the Chevrolet Equinox and the Chevrolet Colorado/GMC Canyon, and the BMW 6 Series.

•

Sidewall Systems.  We supply sidewall systems, which consist of interior door panels and related components, including cloth or polyurethane sprayskin trim, arm rests, speaker grilles, map pockets and carpet trim. In addition, we supply the structural substrates on which the finished trim components are mounted. Production of our sidewall systems involves a number of manufacturing processes, including extrusion, injection molding, compression molding, vacuum forming, slush molding, spray urethane and compression of wood fibre. We are also able to integrate electrical and electronic systems and products, including switches and wire harnesses, into the sidewall systems we produce. We currently supply door panels for the Buick Park Avenue, Cadillac CTS, BMW MINI and 3 Series vehicles, Mercedes A Class and Vaneo, Jaguar S-Type and XJ8, GMC Sierra and Silverado pick-up trucks and Toyota Avensis, as well as compressed wood fibre substrate for the BMW Z-3 sports car. We will also be supplying the door panels for the 2003 Cadillac SRX and 2004 STS, and the BMW 6 Series.

•

Overhead Systems.  We supply overhead systems, which consist of a structural headliner covered with a finishing material. These overhead systems provide noise and heat insulation, incorporate convenience features such as overhead consoles, lighting and sun visors and frequently incorporate integrated passenger restraint systems. We have developed MagnaBond™ and MagnaBond EA, which are structural headliner substrates that incorporate safety features directly into the substrate. We supply the complete overhead system for the Dodge Ram pick-up truck, the Cadillac CTS, the Saturn VUE and ION, and will be supplying the complete overhead system for the 2003 Cadillac SRX and 2004 Cadillac STS and Chevrolet Equinox in the future. We have also been awarded the overhead systems for the next generation Ford Freestar and Mercury Monterey minivans and anticipate being awarded the overhead system for the next generation GM full-size line of pick-up trucks and sport utility vehicles and the BMW X3.

•

Floor and Trunk Room Carpet and Acoustics.  We supply floor and trunk room carpet and acoustics components and systems which perform a number of functions, including noise and heat insulation, vibration reduction and improved acoustics and passenger comfort. Automotive flooring generally consists of tufted or needle-punched carpeting with a backcoating, which enables the carpeting to be molded for a precise fit, as well as other underlying acoustic and insulative materials. We currently supply flooring and acoustics components and systems for a number of programs, including the Mercedes A-Class, E-Class, S-Class and Vaneo vehicles, the Audi A8, the Porsche Boxster and 911, the Range Rover and a variety of other programs.

The wide range of interior components, modules and systems that we produce, combined with our engineering abilities, enable us to act as an interiors "integrator" for automobile manufacturers. This means that we are able to assume significant responsibilities from our customers for the design and engineering of complete vehicle interiors or significant interior modules at an early stage of the product development phase. When acting as integrator, we also have an increased responsibility for purchasing of raw materials and commodity components and for managing sub-suppliers, and have greater overall responsibility for product testing and validation. As an interiors integrator, we may also be responsible for assembling modules consisting of a variety of components produced by our divisions and by outside suppliers, as well as the sequencing of these modules on a "just-in-time" delivery basis to our customers.

Our Interiors business participates in a number of joint ventures created to facilitate our entry into new markets and the exchange of technical know-how and other intellectual property, and to expand our product and engineering expertise as well as our customer base. We own a 50% interest in the following joint ventures, all of which are jointly controlled and proportionately consolidated in our financial statements:
•	our Bloomington-Normal Seating Company joint venture with Namba Press Works Co. Ltd. manufactures complete seating systems in Illinois for a Mitsubishi/DaimlerChrysler joint venture;

•	our Shanghai Lomason Automotive Seating Systems Company joint venture with Shanghai Jiao Yun Co., Ltd. manufactures seat frames, metal stampings and complete aftermarket seats in China;

•	our GRA-MAG Truck Interior Systems, L.L.C. joint venture with Grammer AG supplies seating systems to the North American medium and heavy-duty truck market;

•

our Magna Kansei Limited joint venture with Calsonic International Europe in the United Kingdom supplies Nissan U.K., BMW, Land Rover and General Motors with instrument panels, consoles and glove boxes using injection molding technology;

•

our Advanced Car Technology Systems (ACTS) joint venture in Germany with our Magna Steyr affiliate provides full engineering and vehicle testing and simulation services to us as well as third parties; and

•	our Uniport joint venture in France with our Magna Steyr affiliate supplies complete door and tailgate modules for the DaimlerChrysler smart car.

In addition to the joint ventures referred to above, we have joint control and a 24.5% interest in a manufacturing facility in Texas which laminates seating and other fabrics for us and other customers. Intier also has an agreement with Magna in which we have the option to purchase and Magna has the right to require us to purchase its 32% equity interest in Camaco L.L.C. for a purchase price of $1.00. Camaco L.L.C. is a registered minority supplier of seat frames with operations located in Columbus, Nebraska and Marianna, Arkansas and a sales and engineering office in Novi, Michigan. Camaco L.L.C. supplies seat frames to Intier as well as several of its competitors. We also entered into an operating agreement on August 1, 2002 with Rush Group L.L.C. and Dakkota Integrated Systems, L.L.C., under which we have a 45% equity interest in Dakkota, with Rush retaining the majority interest. Dakkota, a certified minority supplier, is responsible for providing sequencing, logistics management and assembly services with respect to several OEM programs (including the Cadillac CTS) under which we are manufacturing and supplying certain interior products. We continue to be involved in discussions with various minority source suppliers in an effort to support our North American customers' minority sourcing initiatives.

Closures

Our Closures business supplies latching systems, glass moving systems, electro-mechanical systems and system module technologies (including power sliding doors, door, liftgate and midgate modules) to our customers worldwide. We also have the capability to design, engineer and test these types of systems. In 2002, our Closures operations generated total sales of approximately $818 million and operating income of approximately $34.4 million, representing 21% of our consolidated sales and 28% of our consolidated operating income.

Our principal closure, latching and electro-mechanical products include:
•

Latching Systems We supply a variety of latching systems, including door, liftgate, decklid and hood latches as well as release mechanisms, strikers, mechanical cable assemblies, plastic handles, door handle assemblies and latch actuators. We currently supply latching systems for a number of major programs, including the Chrysler Minivans, GMC Sierra and Silverado, Ford F150/250, Ford Taurus/Mercury Sable, Ford Expedition, Lincoln LS, Honda Accord, Chrysler 300M, Chrysler Pacifica, Cadillac Seville and Jeep Grand Cherokee.

•

Glass Moving Systems We supply systems which control the opening and closing of vehicle windows, including single and dual track cable and drum systems, arm and sector systems and quarter systems. We supply glass moving systems for a number of programs, including the GMC Envoy, Jeep Grand Cherokee, Nissan Maxima and Quest, Dodge Ram pick-up truck, the Honda Accord, Ford Windstar, Expedition, Explorer, Crown Victoria and Grand Marquis, and Lincoln Aviator and Town Car.

•

Electro-Mechanical Systems We supply a number of electro-mechanical systems, such as door latch and trunk release actuators, wiper systems and electrical motors for wiper systems and other applications. In addition, we have developed obstacle detection systems which prevent the closure of power windows, power sliding doors and power liftgates if there is an obstacle in the path of the window, door or liftgate. Our innovative infinite door detect check mechanism also provides full control of the door in the open position in order to prevent door contact with other objects.

•

System Module Technologies We supply a number of modules, including power sliding doors, power liftgates, door cassette modules and integrated closure systems. We developed and were the first to supply power sliding doors and power liftgates, together with obstacle detection technology, for the Chrysler Minivans. We currently supply the hardware door cassette module for the Ford Expedition and Lincoln Navigator and the Ford Ka/Fiesta. In addition, we have been awarded a contract to supply the complete door module for certain sport utility vehicles beginning in 2004.

In addition to our manufacturing capabilities, our Closures Technical Centre provides us with full service testing capabilities for the development and evaluation of automobiles, modules, systems and components. In particular, the Closures Technical Centre contains a vehicle sound chamber for acoustics testing. This vehicle sound chamber enables noise characteristic and sound quality testing to be conducted on a wide range of closure systems, including power sliding doors, power window regulators and door latches, and it assists us in engineering components and systems with reduced noise, vibration and harshness.

Sales and Marketing

We sell our products to automobile manufacturers located in Canada and Western Europe through sales offices in southern Ontario, the United Kingdom, Germany, Japan and Italy. Sales to North American automobile manufacturers located in the United States and Mexico, including foreign automobile manufacturers with manufacturing operations in the United States, are coordinated through independent sales representatives in Detroit. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions and, accordingly, each automobile manufacturer constitutes, in effect, several different customers. Our sales force works closely with our operating divisions in their sales efforts.

Technology

Research and Development

Our past development activities have resulted in improved products, tooling and operating processes as well as various proprietary technologies. Examples include an industry first power liftgate (developed with DaimlerChrysler), the patented Fold and Tumble™ family of seating mechanisms, integrated child restraint seating (developed with DaimlerChrysler), the Turbo Cast™ method of making a three dimensional interior skin covering for various interior products and patented headliner substrates which incorporate safety design features directly with the headliner composite. Our corporate constitution promotes our commitment to technological development by requiring us to allocate a minimum of 7% of our pre-tax profits to research and development annually.

Intellectual Property Rights

Intellectual property rights such as patents, trademarks and copyrights are owned or licensed by us and are utilized by us in the course of our business. Some trademarks we use (including the trademarks "Intier" and "Magna") are licensed by us from Magna pursuant to the terms of our affiliation agreements with Magna. See Item 7. "Major Shareholders and Related Party Transactions". While all these intellectual property rights are collectively considered important by our management, we do not believe that the loss or termination of any particular right (other than the "Intier" and "Magna" trademarks) would have an adverse effect on our business.

Engineering, Design and Testing

We operate 17 product development, engineering and testing centres in seven countries to assist us in coordinating our product development activities. These centres are actively involved in the complete product development process from the use of surveys and clinics in conjunction with our marketing department to determine consumer preferences, to performing research and development, styling, design and engineering, validating and testing functions, to developing actual products based on customer suggestions. Our design and styling capabilities at these facilities include:
•	ALIAS virtual reality;

•	3 dimensional computer assisted design and verification models;

•	Photographic services;

•	Class "A" surfacing;

•	Clay modelling; and

•	Graphic design.

We recognize that we must maintain our ability to provide complete engineering, development and testing capabilities in order to adequately serve our customers. Our employees and sales representatives seek to become involved as early as possible in automobile manufacturers' vehicle development programs, sometimes by placing some of our engineering representatives at our customers' technical development facilities. It has been our experience that early involvement in the development cycle of a new vehicle model often leads to orders for commercial production. We currently maintain an engineering, design and styling staff of approximately 2,000 people. Our engineering staff at both the corporate and division levels work closely with production personnel in providing engineering support as required. Our employees also seek to develop components, modules or systems that either refine products currently produced by us or represent strategically important future product opportunities for us.

We also have two testing facilities in Ontario and Michigan and a fifty percent joint venture interest in the Advanced Car Technology Systems (ACTS) facility in Germany which has comprehensive systems and full vehicle testing capabilities. Some of the testing services available at these facilities include:
•	U.S. federal motor vehicle safety standards compliance;

•	Safety testing;

•	Vehicle closures and environmental testing;

•	High speed photography;

•	Buzz, squeak & rattle and physical testing;

•	System root cause analysis;

•	Acoustics testing; and

•	Computer assisted engineering.

Program Management

We have developed and use a comprehensive, product delivery process which endeavours to ensure that our products are delivered on time and within budget. This program management system uses a 10-phase process to manage our customers' product programs from initial concept through to production and continuous improvement. The system uses cross-functional teams throughout the sales, engineering and manufacturing process and incorporates all the advanced quality planning and continuous improvement requirements of QS 9000, which is the automotive equivalent of ISO 9000. We believe that the use of our product delivery process has significantly reduced our launch-related problems and will continue to do so.

Competitive Conditions

We face numerous sources of competition globally, including from our automobile manufacturer customers, outside suppliers and numerous other suppliers in which one or more automobile manufacturers may have direct or indirect investments. We believe that there are a number of suppliers that can produce some or all of the components, modules and systems that we currently produce. In addition, some of these competitors have substantially greater financial, technical and marketing resources than us and some of them are dominant in the markets in which we operate. Some of our principal competitors include:
•	Interiors:	Lear Corporation, Johnson Controls, Inc., Faurecia SA, Delphi Automotive Systems Corporation, Visteon Automotive Systems and Collins & Aikman Corporation

•	Closures:	Brose Fahrzeugteile GmbH & Co. KG, Kiekert AG, Mitsui-Gecom, Meritor Automotive Inc., Robert Bosch GmbH, Valeo S.A., Hi-Lex, Inc., Dura Automotive Systems and Delphi Automotive Systems Corporation

Increasingly, the automobile manufacturers' criteria for supplier selection (in which each supplier facility is rated independently) includes not only price, quality and responsiveness, but also global full service capabilities, including design, engineering and project management support. The number of competitors that are solicited by automobile manufacturers to bid on any individual product has been significantly reduced in seating. We expect that further reductions will occur as a result of automobile manufacturers' stated intention to deal with fewer suppliers of non-seating components and award them greater "chunks" of business, subject to retaining satisfactory quality levels and customer price reduction targets. Automobile manufacturers expect their direct suppliers to have broad product design, engineering, manufacturing and assembly capabilities as well as an ability to meet high quality control standards and to ship parts and assemblies internationally on a "just-in-time" basis.

Availability of Raw Materials

Our primary raw materials are natural and man-made fabrics, plastics and resins, steel and wood fibre, all of which are available from many different sources worldwide. However, factors such as allocation, pricing, quality, timeliness of delivery, and transportation and warehousing costs affect our decisions to obtain these raw materials from particular suppliers. Currently, we have long term supply agreements in place with several of our key raw material suppliers which attempt to ensure the continued availability of these raw materials on favourable terms.

Legal Proceedings and Environmental Matters

In November 1997, Magna and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which Magna has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim now includes our ACTS joint venture as a named defendant to the lawsuit and alleges, among other things:
•	breach of fiduciary duty by the defendants including the ACTS joint venture;

•

breach by Magna of its binding letter of intent with KS Centoco, including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•

the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by Magna, TRW Inc., our ACTS joint venture, and other unrelated third party automotive supplier defendants of such technology in North America; and

•

a conspiracy by Magna, TRW and our ACTS joint venture to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with Magna's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn.$3.5 billion.

Magna and ACTS have filed an amended statement of defence and counterclaim. Document production is underway and examinations for discovery have commenced. ACTS intends to vigorously defend this case. At this time, despite the early stages of this legal proceeding and the difficulty in predicting its final outcome, we believe that the ultimate resolution of these claims against ACTS will not have a material adverse effect on our consolidated financial position. In addition, Magna has agreed to indemnify ACTS for any damages, liabilities or expenses incurred in connection with this claim.

Although we believe that we are not currently carrying on an airbag business in North America in a manner that would cause Magna to violate its covenant described above, it is possible that Centoco Holdings Limited may disagree, or that our business in the future could be restricted by Magna's covenant, in either case in a manner which may be materially detrimental to us.

From time to time, various warranty and recall claims incidental to our business are made against us. On February 28, 2003, Intier Automotive Closures of America, Inc., was served, in conjunction with Siemens Automotive Corp., a/k/a Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Corporation. The GM complaint alleges that Intier and Siemens are in breach of certain express and implied warranties to GM and as a result GM is seeking reimbursement for costs and expenses incurred as a result of its replacement of tens of thousands of rear door electric motors in respect of its model 2000 full-size sport utility vehicles and trucks, including the Tahoe, Suburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors (which we were directed to use by GM) are manufactured by Siemens and form part of a power rear window regulator supplied by us to General Motors for those vehicles. Although the damages in Complaint are unspecified, General Motors has previously claimed that the warranty and future recall costs could be up to $42 million. Based on our investigations to date, we do not believe that we have any liability for this claim and that any liability that we may become subject to, if it is established that the rear door motor is defective, will be recoverable from Siemens, although we cannot assure you that this will be the case.

We are also subject to a wide range of environmental laws and regulations imposed by governmental authorities relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. We have adopted a Health, Safety and Environmental Policy, pursuant to which we are committed to conducting our operations in a manner that complies with or exceeds all legal requirements regarding health, safety and the environment and to regularly evaluating and monitoring our past and present business activities affecting health, safety and the environment. We operate several manufacturing facilities which use environmentally sensitive processes and hazardous materials. We believe that all of these operations meet, in all material respects, applicable government standards for waste handling and emissions. Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties. In the past, such complaints have been addressed by manufacturing process adjustments.

We are also subject to environmental laws requiring investigation and clean-up of environmental contamination. From time to time our operations and properties become the subject of inquiries or investigations of environmental regulators. We are in various stages of investigation or clean-up at our current or former manufacturing facilities where contamination has been alleged. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation itself and monitoring the status of our remediation. The costs incurred to date associated with these activities have not had a material effect on our operating results or financial condition. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. To date, environmental laws and regulations have not had an adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive. We cannot predict future costs which may be incurred to meet environmental obligations.
C.	Organizational Structure
The following chart illustrates the relationship of Intier to its principal direct and indirect subsidiaries and indicates their respective jurisdictions of incorporation as of December 31, 2002:
	Percentage Interest	Jurisdiction of Incorporation
Intier Automotive Closures Inc.	100%	Ontario
Intier Automotive of America Holdings, Inc.	100%	Delaware
Intier Automotive Seating of America, Inc.	100%	Delaware
Intier Automotive Interiors of America, Inc.	100%	Delaware
Intier Investments S.A.	99%	Belgium
Intier Automotive Holding (Austria) GmbH	100%	Austria
Intier Automotive Eybl GmbH	100%	Austria
Intier Automotive Eybl GmbH (Ebergassing) & Co OHG	100%	Austria
Intier (Germany) Holding GmbH	100%	Germany
Intier Automotive Eybl (Interiors) GmbH	100%	Germany
Intier Automotive Eybl (Germany) GmbH	100%	Germany
Intier Automotive Näher GmbH	100%	Germany
Intier Automotive Seating (Germany) GmbH	100%	Germany
Intier Automotive Holding (U.K.) Limited	100%	United Kingdom
Intier Automotive Interiors Limited	100%	United Kingdom
Intier Automotive Seating Limited	100%	United Kingdom
Intier Automotive Closures SpA	100%	Italy

D.	Property, Plants and Equipment

We have a total of 65 manufacturing facilities located in 14 countries. In addition to our manufacturing facilities, we have a total of 17 product development, engineering and testing centres located in 7 countries.

Together, our manufacturing facilities and our product development, engineering and testing centres occupy a total of approximately 8.5 million square feet, of which approximately 1.8 million square feet (or 20%) are owned by us and the remainder are leased from Magna and other parties. The leases contain provisions that are customary for leases of similar types of facilities, run for various terms, require periodic renegotiation of rents based on prevailing market conditions and, in most cases, contain renewal options. Our manufacturing facilities range in size from approximately 27,000 to 593,000 square feet of floor space. As production has become more automated, the size and potential production volume of the typical plant has increased. Most of our existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

Interiors

Many of our Interiors manufacturing facilities supply their products on a "just-in-time" and "in sequence" basis. The "just-in-time" and in sequence manufacturing processes allow both us and our customers to reduce inventories and fixed costs compared to more traditional manufacturing techniques which have lower inventory turnover, higher indirect labour costs and longer production set-up times. These processes originated within our seating facilities and have been increasingly used in some of our other interiors facilities as the complexity and increased assembly responsibility for cockpit modules and other interior modules has steadily increased. Our "just-in-time" facilities are generally located within 30 minutes from the customers' assembly plants.

In North America, our Interiors business operates 22 manufacturing facilities in Ontario, Michigan, Illinois, Ohio, Iowa, Tennessee, Texas, Missouri and Mexico. Nine of these facilities are dedicated to the assembly and supply of complete seating systems, sidewall systems and cockpit systems on a "just-in-time" and "in sequence" basis to our customers, eight are used for the manufacture of seating components, and four are used for the production of cockpit systems, sidewall systems and overhead systems. We also operate a tooling facility in Michigan which designs and builds automotive tooling for us, divisions of Magna and third party customers.

Our Interiors business also operates two wholly-owned engineering and product development centres in Michigan and one prototyping and testing facility in Michigan. These centres are actively involved in the complete product development process, from the use of surveys and clinics in conjunction with our marketing department to determine consumer preferences, to performing research and development, styling, designing, engineering, validating and testing functions, to developing actual products based on consumer suggestions.

In Europe, our Interiors business operates 29 manufacturing facilities in the United Kingdom, Germany, France, Spain, the Czech Republic, Belgium, and Austria. We also operate a joint venture facility in China. These facilities manufacture and supply complete seats and seating components, cockpit modules, instrument panels, consoles, glove boxes, door trim panels, door casings, instrument panel topper pads, sunvisors, automotive carpets, trunk linings, interior panels and multi-functional carpet and sound insulation systems as well as other interior components and systems for European automobile manufacturers. Seven of these facilities are dedicated to the assembly and supply of complete seating systems on a "just-in-time" and "in sequence" basis, five are used for the manufacture of seating components, eleven are used for the production of cockpit systems, sidewall systems and other interior components, two are used for the manufacture of floor carpet and acoustic systems and the remaining five are used for the assembly, manufacture and supply of cockpit systems and sidewall systems on a "just-in-time" and "in sequence" basis. Our Interiors business also operates 12 engineering and product development centres in four countries.

Closures

Our Closures business operates seven manufacturing facilities in Ontario, two in Italy and one each in Mexico, the Czech Republic, Poland and Brazil. Those facilities design, engineer and manufacture door hardware components and mechanisms, including power and manual window regulators, door, hood and trunk latching mechanisms and release mechanisms of various types and designs, strikers, plastic handles, actuators, gear shift mechanisms, windshield wipers and electric motors and other assemblies. Design, development, engineering and testing work is done at our research and development centre located in Michigan as well as at the Closures Technical Centre in Newmarket, Ontario. Design and product development is done at our facilities in Germany.
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussions and Analysis of Results of Operations and Financial Position

MD&A for the year ended December 31, 2002 is included in Exhibit 3 to this Report in response to this item.

6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The name and municipality of residence of the directors and executive officers of the Company, together with their positions and offices held with the Company, are set forth below.

Name and Municipality of Residence	Position Held with the Company
Donald J. Walker King Township, Ontario	Director and President and Chief Executive Officer since May 31, 2001
Flavio Cotti Brione S.M., Switzerland	Director since March 27, 2002
Neil G. Davis Brampton, Ontario	Director since August 9, 2001
Louis E. Lataif Brookline, Massachusetts	Director since August 9, 2001 and Lead Director since March 25, 2003
Edward C. Lumley South Lancaster, Ontario	Director since August 9, 2001
Rudolf Streicher Vienna, Austria	Director since August 9, 2001
Belinda Stronach Aurora, Ontario	Director since August 9, 2001 and Chairman since March 25, 2003
Siegfried Wolf Weikersdorf, Austria	Director since March 27, 2002
Lawrence Worrall Oshawa, Ontario	Director since August 9, 2001
Michael Baccellieri Richmond Hill, Ontario	Controller since August 14, 2001
C. Dennis Bausch Oakville, Ontario	Chief Marketing and Strategy Officer since May 6, 2002
Paul Brock Thornhill, Ontario	Treasurer since November 5, 2001
Bruce R. Cluney Aurora, Ontario	Assistant General Counsel and Secretary since May 31, 2001
Richard Gwynn Farmington Hills, Michigan	Vice-President, Human Resources since May 31, 2001
Michael E. McCarthy Aurora, Ontario	Executive Vice-President, Finance since May 31, 2001 and Executive Vice-President and Chief Financial Officer since November 5, 2001
Scott Paradise Grosse Point Farms, Michigan	Executive Vice-President, Sales and Marketing since May 6, 2002
Michael Sinnaeve Georgetown, Ontario	Vice-President, Quality and Operational Improvements since May 31, 2001
Karl Steiner Ebergassing, Austria	Executive Vice-President, Sales, Europe since May 31, 2001

(1)	Mr. Walker, 46, agreed to serve as our President and Chief Executive Officer in February 2001. Prior to that time, Mr. Walker served as Magna's President and Chief Executive Officer.

(2)

Mr. Cotti, 63, is currently Chairman of the International Advisory Board of the Credit Suisse Group as well as a member of the Board of Directors of Fiat S.p.A. and Georg Fischer Ltd and a member of the Board of Trustees of the Jakobs Foundation. He was formerly the President of the Swiss Confederation in 1991 and 1998. He also served as the Swiss Minister of Home Affairs from 1988 to 1992 and Swiss Minister of Foreign Affairs from 1993 until April 1999.

(3)	Mr. Davis, 47, has been a lawyer and partner in the law firm of Davis Webb Schulze & Moon since 1983. He is a member of the board of directors of the Company's affiliate, Decoma International Inc.

(4)

Mr. Lataif, 64, has served as Dean of the School of Management of Boston University for the past eleven years. Prior to that time, he was employed at Ford Motor Company for approximately 27 years in various senior operational and sales and marketing capacities, including President, Ford of Europe, and Vice-President, North American Sales Operations. He also serves on the boards of Bank Audi USA, Great Lakes Chemical Corporation, The Iacocca Foundation and Magna Entertainment Corporation.

(5)

Mr. Lumley, 63, is a Vice-Chairman of BMO Nesbitt Burns Inc., prior to which he was Chairman of Noranda Manufacturing Inc. and a Minister of the Crown for the Government of Canada. He currently serves on the boards of a number of public companies, including Magna International Inc., Magna Entertainment Corporation, Bell Canada Enterprises, Air Canada and Canadian National Railway.

(6)

Mr. Streicher, 64, currently a consultant since 2000, was Chief Executive Officer of OIAG prior to that time in 1999 and part of 2000. He is the Chairman of the Supervisory Board of Voest-Alpine Stahl AG and Boehler Uddeholm AG. He has also previously served as the Austrian Minister for Economic Affairs and Transportation as well as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG and Austria Metall AG.

(7)

Ms. Stronach, 37, was appointed President of Magna on January 14, 2002. Prior to this appointment, Ms. Stronach served as Vice-Chairman and Chief Executive Officer of Magna from February 21, 2001, prior to which she served as an Executive Vice-President of Magna from October 1998 and as Vice-President of Magna's Diversa Group.

(8)

Mr. Wolf, 45, is employed by certain European subsidiaries of Magna and, in addition to being a director of Magna and the Company, is currently the Executive Vice-Chairman of Magna (since May 9, 2002). Prior to that time, Mr. Wolf was Vice-Chairman of Magna (since January 14, 2002), prior to which he served as the President and Chief Executive Officer of Magna's Magna Steyr group (since February 21, 2001). Prior to that time, Mr. Wolf was the Vice-Chairman of Magna (since March 8, 1999) as well as the President of Magna Europe (since July 1, 1995).

(9)

Mr. Worrall, 59, a Certified Management Accountant, is retired and worked for over 30 years in various financial and operational capacities at General Motors of Canada Limited. Prior to his retirement, Mr. Worrall was Vice-President, Purchasing, Strategic Planning and Operations as well as a member of the board of directors of General Motors of Canada Limited.

(10)	Mr. Baccellieri, 35, a Chartered Accountant, was appointed Controller on August 14, 2001. Prior to that time he served in various corporate finance positions at Magna since 1995.

(11)

Mr. Bausch, 50, has served as Chief Marketing and Strategy Officer since May 6, 2002, prior to which time he served as Executive Vice-President, Chief Marketing and Strategy officer since May 31, 2001. Prior to that time he served as Executive Vice-President, Marketing and Planning of Magna and in other senior marketing positions within Magna since 1988.

(12)	Mr. Brock, 41, has served as Treasurer since November 5, 2001. Prior to that time he served as Assistant Treasurer at Magna.

(13)

Mr. Cluney, 38, a lawyer, served as Assistant Secretary of Magna and provided legal advice to various operating groups within Magna from December 5, 1994 until his appointment as Assistant General Counsel and Secretary of the Company on May 31, 2001.

(14)

Mr. Gwynn, 54, has served as Vice-President, Human Resources since May 31, 2001. Prior to that time he served as Director, U.S. Human Resource Projects for Magna since November 2000. He has over 20 years employee relations experience in both the manufacturing and service sectors.

(15)

Mr. McCarthy, 44, has served as Executive Vice-President, Finance from May 31, 2001 until his appointment as Executive Vice-President and Chief Financial Officer of the Company in November 2001. Prior to that time he served as Vice-President, Finance of Magna's Global Interiors Group and in various senior, corporate and group finance positions within Magna's North American and European operations.

(16)

Mr. Paradise, 48, has served as Executive Vice-President, Sales and Marketing since May 6, 2002, prior to which time, he served as Executive Vice-President, Sales, North America since May 31, 2001. Prior to that time he served as Vice-President, Sales and Marketing at Magna Seating Systems Inc. for four years, prior to which he was Vice-President, Sales and Marketing at Douglas & Lomason Company, a company acquired by us in 1996, for 11 years.

(17)

Mr. Sinnaeve, 47, has served as Vice-President, Quality and Operational Improvements since May 31, 2001. Prior to that time he served as Vice-President, Quality and Continuous Improvement of Magna since 1998, prior to which he was Director of Quality and Continuous Improvement at Magna's Decoma subsidiary since 1992.

(18)

Mr. Steiner, 51, a mechanical engineer, has served as Executive Vice-President, Sales, Europe, since May 31, 2001. Prior to that time he served as Vice-President, Sales and Marketing for our European Interiors operations and as Speaker of the Management Board (President) for our Eybl operations in Europe. He has over 25 years of engineering and design and sales and marketing experience in the automotive industry.

Directors are elected to serve until the next annual meeting of shareholders. Executive officers serve at the pleasure of the Board. There are no contracts, arrangements or understandings between the above individuals and any other person pursuant to which they were selected as directors. There are no family relationships between any of the directors and executive officers. Reference is made to the information set forth under "Compensation of Directors and Executive Officers - Employment Contracts" and "Matters to be Dealt with at Meeting - Election of Directors" in the Circular filed as Exhibit 4 hereto, which is hereby incorporated by reference in partial response to this item, for a description of the contracts, arrangements and understandings between the executive officers of the Company and any other person pursuant to which they were selected as executive officers.

Failure by the Company to meet the requirements of the Corporate Constitution relating to the payment of Required Dividends (as defined in the Corporate Constitution) or the minimum return on stated capital required by the terms of the Class A Subordinate Voting Shares will entitle the holders of the Class A Subordinate Voting Shares, as a class, to certain rights to elect directors, the exercise of which could result in changes in the composition of the Board.
B.	Compensation of Directors and Officers

Reference is made to the information set forth under "Compensation of Directors and Executive Officers" in the Circular (filed with the Securities and Exchange Commission as Exhibit 1 to the Company's Report on Form 6-K dated April 3, 2003), and which is hereby incorporated by reference in response to this item.

Management Incentive Compensation

Intier believes that direct profit participation motivates its key management. Accordingly, management who have senior operational or corporate responsibilities, in addition to members of Corporate Management, receive remuneration consisting of a base salary and an incentive bonus generally tied to financial performance. These individuals do not participate in the Magna or Intier employee equity participation and profit participation program or the 401K plan or group registered retirement savings plan noted above.

The Corporate Constitution provides that aggregate incentive bonuses paid or payable to Corporate Management in respect of any fiscal year shall not exceed 6% of Pre-Tax Profits Before profit Sharing for such year. See Item 7. "Major Shareholders and Related Party Transactions - Corporate Constitution - Required Allocations - Incentive Bonuses.

The aggregate amount of compensation paid to all directors and officers (including non-executive members) for the year ended December 31, 2002 was approximately $7.4 million.
C.	Board Practices

Reference is made to the information set forth under "Report on Corporate Governance" in the Circular (filed as Exhibit 4 hereto), and which is hereby incorporated by reference in response to the disclosure on Board practices requirement of this item.
D.	Employees

Employees

We employ approximately 22,000 people, including approximately 4,800 in Canada, 4,500 in the United States, 8,700 in Europe, 3,200 in Mexico, 700 in Asia Pacific and 100 in Brazil. In our ongoing effort to maintain good relations with our employees, we have adopted an Employee Charter of Rights. This employee charter formalizes our commitment to fair treatment of our employees, safe and healthy workplaces, competitiveness of wages and benefits, employee ownership and profit sharing and open communications. In addition, we have established "Fairness Committees" in substantially all our North American manufacturing facilities. These committees enable employees to have many of their concerns resolved by a committee comprised of both management and employee representatives, voting by secret ballot. In 2000, we created the position of Employee Advocate on a pilot basis at a number of our divisions. The Employee Advocate is meant to represent employees to ensure that any problems that arise in the workplace are addressed quickly and in accordance with our employee charter of rights, our corporate constitution and our operating principles.

In North America, we are currently a party to collective bargaining agreements in the United States with the employees of the Integram St. Louis, Excelsior Springs and Brighton Interiors Systems divisions of our Interiors operations, who are members of the UAW. In Canada, we are currently a party to collective bargaining agreements with the Integram Windsor, Innovatech and Mississauga Seating Systems divisions of our Interiors operations, who are members of the CAW. The collective agreements in respect of our Integram Windsor, Mississauga Seating Systems, Innovatech and Ontegra Brighton divisions contain provisions which recognize our operating principles. If we are successful in operating these divisions with this form of collective agreement, we will examine whether to extend this form of agreement to some of our other plants in Ontario and Michigan if our employees at these plants vote in favour of unionization in the future. In addition, the employees at our facilities in Auburn Hills and Howell, Michigan may vote in the future on certifying the UAW as their bargaining agent. Our Mexican facilities are also represented by local unions.

Some of our European employees benefit from national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees' associations. In addition, the employees of our Interiors operations in the United Kingdom are members of the Transport and General Workers Union (Lenham), the General Municipal and Boilermakers Union (Bitton), the Amalgamated Engineering and Electrical Union, the I.S.T.C. (Wire Workers), T.G.W.U., A.E.E.U., G.M.B.A.T.U. and M.S.F. trade unions.

Intier's Corporate Constitution requires that ten percent (10%) of its employee pre-tax profits before profit sharing, for each year commencing not later than 2003, be allocated to certain deferred profit sharing plans or defined benefit plans for the benefit of our employees or distributed in the form of cash directly to such employees. Effective fiscal 2002, we established an employee equity participation and profit sharing program similar to that of Magna. As part of this program, a Canadian deferred profit sharing plan, a U.S. deferred profit sharing plan, and a United Kingdom employee share incentive plan have been established by us effective fiscal 2002, subject to the Corporation obtaining the necessary regulatory approvals. Each of such plans will invest primarily in Class A Subordinate Voting Shares of the Corporation through a combination of open market purchases and subscriptions of shares issued directly by the Corporation. We also intend to establish a similar deferred profit sharing program in Austria which will rely exclusively on open market purchases to satisfy company contribution requirements. Under the Canadian, U.S. and U.K. plans, seven percent (7%) of our employee pre-tax profits before profit sharing must be contributed by us each year to such plans for the benefit of eligible employees, other than those Canadian and U.S. employees who have elected to participate in our defined benefit pension plan option, in which case the employer's contribution in respect of such employees is reduced to four percent (4%) of our employee pre-tax profits before profit sharing. Under the Austrian profit sharing plan, five percent (5%) of qualifying pre-tax profits are contributed to the plan which invests in our Class A Subordinate Voting Shares. An eligible employee's entitlement each year under the plans is then determined based on his or her individual points (calculated based on base salary and length of service) as compared to the total points of all plan participants.

After our employee equity participation and profit sharing program is established, our eligible employees will only continue to participate in Magna's employee equity participation and profit sharing program to the extent that their units in Magna's deferred profit sharing plan will remain in that plan.

Options to Purchase Securities From Registrant or Subsidiaries

Reference is made to the information set forth under "Compensation of Directors and Executive Officers" in the Circular (filed as Exhibit 4 hereto), which is hereby incorporated by reference in response to this item.
E.	Share Ownership

Reference is made to the information set forth under "Matters to be Acted on at the Meeting - Election of Directors" in the Circular (filed as Exhibit 4 hereto) and which is hereby incorporated by reference in response to this item.
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth, as at May 15, 2003, the number of voting securities of the Company beneficially owned, directly or indirectly, by each person or company who owns of record, or is known by the Company to own beneficially, directly or indirectly, more than 5% of any class of such securities.
	Class of Shares	Number of Shares	Percentage of Class

Magna International Inc. (1)	Class B	7,324,932	17.13%
893898 Ontario Inc. (1)(2)	Class B	7,882,961	18.44%
2004189 Ontario Inc. (1)(2)	Class B	11,565,159	27.05%
989891 Ontario Inc. (1)(2)	Class B	15,978,886	37.38%
Donald Walker	Class A	700,000	12.77%
Franklin Resources, Inc.	Class A	609,800	11.10%
Zurich Scudder Investments, Inc.	Class A	344,300	6.30%
Ontario Municipal Employees Retirement Board	Class A	290,000	5.29%

(1)

The Stronach Trust controls Magna International Inc. ('Magna") through its ownership of 726,829 of Magna's Class B shares, such shares representing 66.29% of the total votes attached to Magna's outstanding voting securities. Mr. Frank Stronach, the founder and Chairman of Magna, and Ms. Belinda Stronach, the Chairman and a director of the Company and the President and Chief Executive Officer of Magna, together with two other members of their family, are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

(2)	893898 Ontario Inc., 2004189 Ontario Inc. and 989891 Ontario Inc. are wholly owned subsidiaries of Magna.

B.	Related Party Transactions

Reference is made to the information set forth under "Interests of Management and Other Insiders in Certain Transactions" in the Circular (filed as Exhibit 4 hereto) and which is hereby incorporated by reference in response to this item.

Corporate Constitution

We have adopted and practised the long-standing organizational and operating policies and principles used by Magna, some of which are embodied in our corporate constitution. The following description summarizes the material terms and provisions of our corporate constitution, which features cannot be amended or varied without the prior approval of the holders of our Class A Subordinate Voting Shares (other than Magna or any person who, by agreement, is acting jointly with Magna over which Magna or any such person exercises direct or indirect control or direction) and our Class B Shares, each voting as a separate class.

Board of Directors

Our corporate constitution provides that, unless otherwise approved by the holders of our Class A Subordinate Voting Shares and our Class B Shares, each voting as a separate class, a majority of the members of our Board of Directors shall be individuals who are not our officers or employees or individuals related to such persons, and that a minimum of two directors shall be individuals who are not our officers or employees nor officers, director or employees of any of our affiliates (including Magna), nor individuals related to any such officers, employees or directors.

Required Allocations

Our corporate constitution requires that a significant portion of our pre-tax profits be distributed or used for certain purposes, as described below:

Intier Employee Equity Participation and Profit Sharing Programs

Our corporate constitution requires that, subject to our funding obligations with respect to our defined benefit pension plan, 10% of our employee pre-tax profits before profit sharing for each year commencing not later than 2003 be allocated to our deferred profit sharing plan or our defined benefit pension plan or otherwise be distributed to our employees or the employees of our affiliates who do not participate in a separate employee equity participation and profit sharing plan of one or more of our affiliates, and who do not receive management incentive bonuses, during such year or the immediately following fiscal year. In this connection, we have established an employee equity participation and profit sharing program under which 10% of our employee pre-tax profits before profit sharing will be allocated accordingly. See "Incentive Bonuses".

Dividends

Our corporate constitution provides that, unless otherwise approved by the holders of our Class A Subordinate Voting Shares and our Class B Shares, each voting as a separate class, the holders of our Class A Subordinate Voting Shares and our Class B Shares shall be entitled to receive and we shall pay thereon, if, as and when declared by our Board of Directors out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each fiscal year so that the aggregate amount of the dividends paid or payable on our Class A Subordinate Voting Shares and our Class B Shares in respect of each of the two years ending December 31, 2001 and 2002:
•	shall be not less than 10% of our after-tax profits for each such year (after any preferred share dividends, including dividends on our Convertible Series Preferred Shares): and,

in respect of each fiscal year commencing after December 31, 2002, the aggregate amount of the dividends paid or payable on our Class A Subordinate Voting Shares and our Class B Shares shall be at least equal to the greater of:
•	10% of our after-tax profits for the fiscal year (after any preferred share dividends, including dividends on the Convertible Series Preferred Shares); and

•

an amount which, when added to the aggregate of the dividends paid on our Class A Subordinate Voting Shares and our Class B Shares in respect of the two immediately preceding fiscal years, equals 20% of the aggregate of our after-tax profits (after any preferred share dividends, including dividends on our Convertible Series Preferred Shares) for the fiscal year and the two preceding fiscal years.

Any dividend shall be deemed to be paid in respect of the fiscal quarter immediately preceding the fiscal quarter in which the dividend is declared. However, our Board of Directors may specify that any dividend be deemed to be paid in respect of the fiscal quarter in which it is declared or in respect of any future fiscal quarter.

Research and Development

Our corporate constitution requires that a minimum of 7% of our pre-tax profits be allocated to research and development during such fiscal year or the immediately following fiscal year.

Social Objectives

Pursuant to our corporate constitution, a maximum of 2% of our pre-tax profits shall be allocated to the promotion of social objectives during each fiscal year or the immediately following fiscal year. Pursuant to our social commitment agreement with Magna, three-quarters of the maximum of 2% of our pre-tax profits for any fiscal year is to be contributed to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliated companies, including us.

Incentive Bonuses

Our corporate constitution provides that the incentive bonuses (which may be paid in cash, in deferred cash payments in future years or in our shares) paid or payable to our corporate management in respect of each fiscal year shall not, in the aggregate, exceed 6% of our pre-tax profits before profit sharing for such fiscal year. Our executive management, with the approval of our Board of Directors or a duly appointed committee of our Board of Directors, has the right to allocate the amount to be paid to individuals within our corporate management as well as to determine the timing and manner (whether by cash or our shares or otherwise) of payment.

Authorized Share Capital

Our corporate constitution provides that no resolution of our Board of Directors purporting to:
•	increase the maximum number of authorized shares of any class of our shares; or

•

create a new class or series of shares having voting rights of whatever kind (other than on default of payment of dividends) or having rights to participate in our profits in whatever manner (other than a class or series convertible into existing classes of shares or a class or series having a fixed dividend or a dividend determined without regard to profits), shall be effective unless such resolution is approved by ordinary resolution of the holders of Class A Subordinate Voting Shares and Class B Shares, each voting separately as a class.

Where our articles of incorporation require the approval of the holders of the Class A Subordinate Voting Shares voting as a separate class, such approval must be given by a majority of the votes cast at a meeting of such holders, other than the votes attaching to our Class A Subordinate Voting Shares beneficially owned (directly or indirectly) by Magna or by any person who, by agreement, is acting jointly with Magna or over which Magna or any such person exercises direct or indirect control or direction. No such limitations apply to any other holder of Class A Subordinate Voting Shares.

Business Investments

Except as otherwise approved by the holders of our Class A Subordinate Voting Shares and our Class B Shares, each voting as a separate class, our corporate constitution prohibits us from making an investment (whether direct or indirect, by means of certain loans or guarantees or otherwise) in any unrelated business, where such investment, together with the aggregate of all other investments in unrelated businesses on the date of investment, exceeds 20% of our total shareholders' equity at the end of the fiscal quarter immediately preceding that date.
8.	FINANCIAL INFORMATION

Financial Statements

The audited consolidated financial statements of Intier for the year ended December 31, 2002, included as Exhibit 1 hereto, are hereby incorporated by reference in response to this item.

Legal Proceedings

A description of legal proceedings is set forth in Item 4 of this Annual Report.

Dividends

Holders of the Class a Subordinate Voting Shares and the Class B Shares are entitled to receive such dividends as may be declared by the Board on a pro rata basis, subject to the preferential rights attaching to the Convertible Series Preferred Shares and to any other shares of the Company ranking in priority to the Class A Subordinate Voting Shares and the Class B Shares.

Subject to applicable law, the Company will pay dividends on its Convertible Series Preferred Shares, Class A Subordinate Voting Shares and Class B Shares in accordance with its Articles and the Corporate Constitution, as determined by the Board. See Item 7. "Major Shareholders and Related Party Transactions - Corporate Constitution - Required Allocations - Dividends".

Dividends are declared and paid in U.S. dollars, except that shareholders having addresses of record in Canada are paid the equivalent in Canadian dollars (based on the Bank of Canada noon rate on the dividend payment date, or the date immediately preceding the payment date if the same fell on a weekend or holiday). Aggregate dividends paid per share in respect of 2001 and 2002 were:
	Class A Subordinate Voting Shares and Class B Shares	Convertible Series Preferred Shares
Fiscal 2001	$0.04	$0.83
Fiscal 2002	$0.20	$3.75

Prior to the completion of our initial public offering in August 2001, the Company was a wholly-owned subsidiary of Magna. As a result of effecting a series of transactions to reorganize its corporate and capital structure, the number of the Company's shares outstanding was significantly changed. Accordingly, prior to August 9, 2001, the Company's historical dividend payments are not comparable nor indicative of any future dividend payments.
9.	THE OFFER AND LISTING

Offer and Listing Details

The Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange in Canada (under the symbol IAI.A) and the NASDAQ National Market in the United States (under the symbol IAIA).

The holders of the Class A Subordinate Voting Shares are entitled to one vote per share. The holders of the Class B Shares are entitled to 20 votes per share.

The high/low share prices of the Class A Subordinate Voting Shares for fiscal 2001 and fiscal 2002, the third and fourth quarters of fiscal 2001 and each quarter of fiscal 2002 and for the most recent six months on the Toronto Stock Exchange and the Nasdaq National Market, are as follows:
	NASDAQ		TSX
Period	High	Low	High	Low
	(U.S. dollars)		(Cdn. dollars)

Annual Market Prices
Fiscal Year Ended December 31, 2001 (from August 1)	15.18	8.82	23.25	13.50
Fiscal Year Ended December 31, 2002	22.75	10.75	33.53	16.76

Quarterly Market Prices
2001 Third Quarter (from August 1)	15.18	8.82	23.25	13.50
2001 Fourth Quarter	13.25	10.18	21.05	16.00

2002 First Quarter	20.46	12.12	32.38	19.25
2002 Second Quarter	22.75	16.91	33.53	26.05
2002 Third Quarter	18.37	14.81	29.00	23.50
2002 Fourth Quarter	17.69	10.75	28.00	16.76

Monthly Market Prices
November 2002	14.15	11.98	22.00	18.58
December 2002	13.20	10.75	18.66	16.76
January 2003	12.15	11.04	19.00	17.00
February 2003	13.19	11.00	19.50	16.50
March 2003	13.40	10.75	19.00	15.80
April 2003	13.00	11.68	18.81	17.25

Under applicable Canadian law, an offer to purchase our Class B Shares would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Magna, as the holder of all our issued and outstanding Class B Shares, has entered into a trust agreement with us and Computershare Trust Company of Canada, acting as trustee, for the purpose of ensuring that the holders from time to time of our Class A Subordinate Voting Shares will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid (which term includes, in certain circumstances, a private offer to purchase) if our Class B Shares and our Class A Subordinate Voting Shares were a single class of shares.

Under the trust agreement, Magna has agreed not to sell any of our Class B Shares, directly or indirectly, pursuant to a take-over bid, as defined under the Securities Act (Ontario), in circumstances in which that Act would require the same offer or a follow-up offer on the same terms to be made to the holders of the Class A Subordinate Voting Shares if the sale had been a sale of Class A Subordinate Voting Shares. These circumstances include a sale of our Class B Shares at a price per share in excess of 115% of the market price of our Class A Subordinate Voting Shares (as determined under that Act). This prohibition will not apply if: (i) such sale is made pursuant to an offer to purchase only part of our Class B Shares made to all holders of our Class B Shares and an identical offer in all material respects is made concurrently to purchase our Class A Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for our Class B Shares; or (ii) there is a concurrent unconditional offer to purchase all our class A Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for our Class B Shares.

The trust agreement contains provisions for the authorization of action by the trustee to enforce the relevant rights of the holders of our Class A Subordinate Voting Shares as beneficiaries of the trust. The obligation of the trustee to take such action is conditional on us or the holders of our Class A Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of our Class A Subordinate Voting Shares has the right, other than through the trust agreement, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the trust agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of our outstanding Class A Subordinate Voting Shares after provision of reasonable funds and indemnity to the trustee.

The trust agreement further provides that Magna will not dispose of any our Class B Shares, directly or indirectly, unless the disposition is conditional upon the person or company acquiring such shares becoming a party to the trust agreement. Conversions of our Class B Shares into Class A Subordinate Voting Shares and the subsequent sale of the Class A Subordinate Voting Shares resulting from such conversions are excluded from this prohibition.

The trust agreement provides that it may not be amended and no material provision thereof may be waived, except with the approval of The Toronto Stock Exchange and at least two-thirds of the votes cast by the holders of our Class A Subordinate Voting Shares present or represented at a meeting duly called for the purposes of considering such amendment or waiver. The two-thirds majority must include a simple majority of the votes cast by holders of our Class A Subordinate Voting Shares excluding any of our principal shareholders (see "Principal Shareholders") and their affiliates and associates and any persons who have an agreement to purchase Class B Shares on terms which would constitute a sale for the purposes of the trust agreement not otherwise permitted thereby prior to giving effect to the amendment or waiver.

The trust agreement does not prevent Magna from:
(i)

granting a security interest, whether directly or indirectly, in Class B Shares in connection with a bona fide borrowing, provided that the secured party concurrently agrees, in writing, to become a party to and abide by the terms of the trust agreement; or

(ii)

selling, transferring or otherwise disposing of any or all of our Class B Shares which the holder directly or indirectly holds to a company controlled by or under common control with the holder, provided further that the transferee (if not already a party to the trust agreement) concurrently agrees, in writing, to become a party to and abide by the terms of the trust agreement.

No provision of the trust agreement limits the rights of any holder of our Class A Subordinate Voting Shares under applicable securities legislation.
10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Restated Articles of Incorporation and the General Business By-law No. 3 have been filed as Exhibits 3.1 and 3.2, respectively, to the Company's registration statement on Amendment No. 1 to Form F-1 (File No. 333-13692) as filed on July 23, 2001, and are hereby incorporated by reference.

C.	Material Contracts

The only material contracts entered into or assumed by us during the two-year period preceding the date of this Report, other than contracts entered into in the ordinary course of business, are the following:

•

our principal affiliation agreements described under "Interests of Management and Other Insiders in Certain Transactions - Affiliation Agreement" contained in our Management Information Circular/Proxy Statement which is attached as Exhibit 4 hereto;

•	the trust agreement described under "The Offer and Listing - Offer and Listing Details";
•

the underwriting agreement described under the "Plan of Distribution" in the Company's prospectus dated July 31, 2001, forming part of the Company's registration statement on Amendment No. 2 to Form F-1 (File No. 333-13692), as filed on July 31, 2001;

•

the stock option plan described under "Compensation of Directors and Executive Officers - Stock Option Plans, Grants and Exercises" contained in our Management Information Circular/Proxy Statement is attached as Exhibit 4 hereto;

•

the registration rights agreement described under "Interests of Management and Other Insiders in Certain Transactions - Registration Rights Agreement" contained in our Management Information Circular/Proxy Statement which is attached as Exhibit 4 hereto;

•

the social commitment agreement described under "Interests of Management and Other Insiders in Certain Transactions - Social Commitment Agreement" contained in our Management Information Circular/Proxy Statement which is attached as Exhibit 4 hereto;

•	the service agreement described under "Interests of Management - Service Company" contained in our Management Information Circular/Proxy Statement which is attached as Exhibit 4 hereto;
•

the principal agreements effecting our 2001 reorganization as described in the Company's prospectus dated July 31, 2001, forming part of the Company's registration statement on Amendment No. 2 to Form F-1 (File No. 333-13692), as filed on July 31, 2001; and

•	the Credit Agreement described under "Financial Condition, Liquidity and Capital Resources - Unused and Available Financing Resources" in the Company's MD&A which is attached as Exhibit 5 hereto.

D.	Exchange Controls

None.

E.	Taxation

Certain U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A Subordinate Voting Shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net basis in respect of the shares (a "U.S. Holder"). This summary deals only with beneficial owners who will hold our Class A Subordinate Voting Shares as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of our voting shares. Additionally, this summary does not address the U.S. federal tax consequences applicable to investors that are subject to special tax rules, such as banks, dealers in securities or commodities, tax-exempt entities, insurance companies, persons that will hold shares as a position in a "straddle" or a "conversion transaction" and persons that have a "functional currency" other than the U.S. dollar. This summary is based upon tax laws and practice of the United States as in effect on the date of this Report, which are subject to change. Prospective investors should consult their own tax advisors as to the U.S. tax consequences of the purchase, beneficial ownership and disposition of our Class A Subordinate Voting Shares, including, in particular, the effect of any foreign, state or local tax laws.

For U.S. federal income tax purposes, a U.S. Holder generally will realize, to the extent of our current and accumulated earnings and profits, ordinary income on the receipt of cash dividends on the shares. To the extent that any such dividend exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holders' tax basis in the shares to the extent thereof and thereafter as gain from the sale or exchange of property. Subject to the requirements and limitations imposed by the U.S. Internal Revenue Code of 1986, a U.S. Holder may elect to claim the Canadian tax withheld or paid with respect to dividends on the shares as a foreign tax credit against the U.S. federal income tax liability of such holder. Dividends on the shares generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. U.S. Holders who do not elect to claim any foreign tax credits may claim a deduction for Canadian income tax withheld. Dividends paid on the shares will not be eligible for the dividends received deduction available in certain cases to U.S. corporations.

For U.S. federal income tax purposes, upon a sale or exchange of a share, a U.S. Holder will recognize a gain or loss equal to the difference between the amount realized on such sale or exchange and the tax basis of such share. Any such gain or loss will be capital gain or loss. Capital gains of individuals are eligible for reduced rates of taxation depending upon the holding period of such capital assets.

This summary is not intended to be legal or tax advice to any particular holder. Prospective investors should consult their own tax advisors with respect to the income tax consequences to them having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

The following summary fairly represents the principal Canadian federal income tax consequences generally applicable to a person who purchases Class A Subordinate Voting Shares pursuant to this offering and who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable income tax treaty or convention and throughout the period of ownership of the Class A Subordinate Voting Shares, is neither resident nor deemed to be resident in Canada at any time, does not use or hold, and is not deemed to use or hold, the Class A Subordinate Voting Shares in connection with a trade or business that the holder carries on or is deemed to carry on, in Canada at any time, and who for purposes of the Canadian Tax Act holds the Class A Subordinate Voting Shares as capital property, deals at arm's length with us, and whose Class A Subordinate Voting Shares are not "designated insurance property" as defined in the Canadian Tax Act and are not effectively connected with an insurance business carried on in Canada (each a "non-resident holder"). This summary does not take into account the "mark-to-market" rules relating to securities held by "financial institutions" as defined in the Canadian Tax Act for purposes of these rules. Holders that are financial institutions should consult their own tax advisors.

This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), our understanding of the current administrative and assessing policies and practices published by Canada Customs and Revenue Agency (formerly Revenue Canada) and all specific proposals to amend the Canadian Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax consequences and does not otherwise take into account or anticipate any other changes in the law or administrative and assessing policies or practices, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations. This summary assumes that our Class A Subordinate Voting Shares will at all relevant times be listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which currently includes The Toronto Stock Exchange).

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Prospective investors should consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Dividends

Generally, a Holder who is, for purposes of the Treaty, the beneficial owner of dividends on the Class A Subordinate Voting Shares will be subject to Canadian withholding tax on dividends, including stock dividends, paid or credited, or deemed under the Canadian Tax Act to be paid or credited, by the Company to the Holder of the Class A Subordinate Voting Shares at a rate of 15% of the gross amount of such dividends. Dividends paid or credited to a Holder that is a United States tax-exempt organization as described in Article XXI of the Treaty will not be subject to Canadian withholding tax.

Dispositions

A Holder will not be subject to tax under the Canadian Tax Act in respect of a capital gain realized by the Holder on the disposition of a Class A Subordinate Voting Share unless the Class A Subordinate Voting Share is "taxable Canadian property" (within the meaning of the Canadian Tax Act) to the Holder. A Class A Subordinate Voting Share will generally not be taxable Canadian property to a Holder provided that the Class A Subordinate Voting Share is listed on a prescribed stock exchange (which includes The Toronto Stock Exchange), within the meaning of the Canadian Tax Act on the date of disposition and provided such Holder, or persons with whom such Holder did not deal at arms' length (within the meaning of the Canadian Tax Act), or any combination thereof, did not own or have an interest in or an option in respect of 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. Where a Class A Subordinate Voting Share is taxable Canadian property to the Holder, the Treaty will generally exempt the Holder from tax in respect of the disposition of the Class A Subordinate Voting Share, provided its value is not derived principally from real property situated in Canada.

There are not any Canadian federal estate or gift taxes applicable in respect of the purchase or ownership of the Class A Subordinate Voting Shares.

Certain Other Considerations

There may be other income tax considerations applicable to a holder of Class A Subordinate Voting Shares who, for the purposes of the Canadian Tax Act is neither resident nor deemed to be resident in Canada and, for purposes of the Treaty, is not a resident of the United States. Each holder should consult its own tax advisors.
F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. With respect to each such contract or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are required to file reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and with the securities regulatory authorities in each of the provinces of Canada under applicable provincial securities legislation. Reports and other information which we file with the SEC, including this annual report, may be inspected at the public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be copied at the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549, at prescribed rates.

Additionally, copies of this material may be obtained from the SEC's website at http://www.sec.gov. The SEC's telephone number is 1-800-SEC-0330. Documents filed in Canada are available at the website of the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at http://www.sedar.com.

Documents herein incorporated by reference, include:
Name of Document	Location
Audited Consolidated Financial Statements - Year Ended December 31, 2002, contained in the Report to Shareholders	filed as Exhibit 1 hereto
Audited Consolidated Financial Statements - Year Ended December 31, 2001 and each of the years in the three year period ended December 31, 2001	filed as Exhibit 2 hereto
MD&A - Year Ended December 31, 2002, contained in the Report to Shareholders	filed as Exhibit 3 hereto
Management Information Circular/Proxy Statement for the Annual and Special Meeting of Shareholders held on May 7, 2003	filed as Exhibit 4 hereto

Audited combined balance sheets of Intier as at December 31, 2000 and 1999 and the combined statements of income (loss), changes in Magna's net investment and cash flows for each of the years in the three year period ended December 31, 2000 filed as Pages F-2 to and including F-32 to the Company's Registration Statement as Amendment No. 2 to Form F-1 (File No. 333-13692) as filed on July 31, 2001
Summary Affiliation Agreement made as of the 31st day of July, 2001 between Magna and Intier	filed as Exhibit 10.1 to the Company's Registration Statement as Amendment No. 2 to Form F-1 (File No. 333-13692), as filed on July 31, 2001
Registration Rights Agreement between Magna and Intier dated August 9, 2001	filed as Exhibit 10.2 to the Company's Registration Statement on Amendment No. 1 to Form F-1 (File No. 333-13692), as filed on July 23, 2001
Trust Agreement made as of the 9th day of August, 2001 among Magna, 893898 Ontario Inc., 2004189 Ontario Inc., 989891 Ontario Inc., Intier and Computershare Trust Company of Canada	filed as Exhibit 10.3 to the Company's Registration Statement on Amendment No. 1 to Form F-1 (File No. 333-13692), as filed on July 23, 2001

11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the following disclosures which appear elsewhere in or attached to this Report, in response to this item.

Foreign Currency Exposure

See the section titled "Quantitative and Qualitative Disclosures about Market Risk" in the MD&A attached hereto as Exhibit 3, Item 3. "Key Information - Risk Factors - Currency Exposure" in this Report, and "Note 16(a)" to the Consolidated Financial Statements attached hereto as Exhibit 1.

Interest Rate Risk

See "Note 16(d)" to the Consolidated Financial Statements attached hereto as Exhibit 1.

Credit Risk

See "Note 16(c)" to the Consolidated Financial Statements attached hereto as Exhibit 1.

12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

15.	CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities and Exchange Act of 1934 Rules 13a-14(c) and 15-d14(c)) as of a date within 90 days prior to the filing date of this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to Intier and its consolidated subsidiaries is made known to such officers by others within those entities in order to allow timely decisions regarding required disclosure.

There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies or material weaknesses.
16.	Reserved by the SEC

PART III

17.	FINANCIAL STATEMENTS

Not applicable.

18.	FINANCIAL STATEMENTS

Reference is made to the information set forth in the audited Consolidated Financial Statements of Intier for the years ended December 31, 2002, attached as Exhibits 1 and 2 to this Report in response to this item.

19.	EXHIBITS

Audited Consolidated Financial Statements - Year Ended December 31, 2002, contained in the Report to Shareholders	Exhibit 1

Audited Consolidated Financial Statements for the year ended December 31, 2001 and each of the years in the three year period ended December 31, 2001	Exhibit 2

MD&A - Year Ended December 31, 2002, Incorporated herein by reference	Exhibit 3

Management Information Circular/Proxy Statement for the Registrant's Annual and Special Meeting of Shareholders held on May 7, 2003	Exhibit 4

Credit Facility Agreement among Intier Automotive Inc. and Intier Automotive of America Holdings, Inc., as borrowers, The Bank of Nova Scotia as administrative agent, The Bank of Nova Scotia and The Bank of Montreal as co-lead arrangers, and each of the financial institutions and other entities from time to time parties to the agreement dated September 27, 2001

Exhibit 5

Consent of Independent Chartered Accountants	Exhibit 6

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
INTIER AUTOMOTIVE INC.

By:	/s/ Bruce R. Cluney

	Name:	Bruce R. Cluney
	Title:	Assistant General Counsel and Secretary

CERTIFICATIONS

I, Donald J. Walker, President and Chief Executive Officer, certify that:
1.	I have reviewed this annual report on Form 20-F of Intier Automotive Inc.;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements are made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	(b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and
	(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 15, 2003

/s/ Donald J. Walker

Donald J. Walker
President and Chief Executive Officer

I, Michael E. McCarthy, Executive Vice-President and Chief Financial Officer, certify that:
1.	I have reviewed this annual report on Form 20-F of Intier Automotive Inc.;
2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements are made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	(b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and
	(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 15, 2003

/s/ Michael E. McCarthy

Michael E. McCarthy
Executive Vice-President
and Chief Financial Officer