Form 20-F
period 2003-12-31
INTIER AUTOMOTIVE INC
filed 2004-05-19
CIK 1144399

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 20-F
[ ]		REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]		ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
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
6,431,261		Class A Subordinate Voting Shares
42,751,938		Class B Shares
1,085,500		Preferred Shares, Series 1
1,125,000		Preferred Shares, Series 2

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

This Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", "intend", "may", "would", "could", "will", "likely", "plan", "forecast" and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, Intier. These risks and uncertainties include those described under "Item 3. Key Information - Risk Factors". Persons reading the Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003 ("MD&A") attached as Exhibit 14.3 to this Report, as well as other parts of the Report, are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

PART I
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

3.	KEY INFORMATION
A.	Selected Financial Data

Basis of Presentation of Financial Information

The Company's Report to Shareholders for the year ended December 31, 2003, includes the consolidated financial statements (the "2003 Consolidated Financial Statements") and MD&A in each case for the period then ended. Such 2003 Consolidated Financial Statements and MD&A are incorporated by reference in this Report. In addition, the Company's audited consolidated statements of income (loss), changes in Magna's net investment and cash flows for the year ended December 31, 1999, as included in the Company's consolidated financial statements for the three year period ended December 31, 2001 (the "2001 Consolidated Financial Statements"), are incorporated by reference in this Report. The Consolidated Balance Sheet of the Company as at December 31, 2001 gives effect to the corporate reorganization of Intier which was completed in August 2001 in which we acquired from Magna certain operating divisions, subsidiaries, jointly controlled entitles and investments directly or indirectly under the control of Magna in exchange for the issuance by us of 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares to Magna. Our consolidated financial statements prior to August 1, 2001 present the historic combined financial position, results of operations and cash flows of the assets and liabilities reorganized under the Company on a carve out basis from Magna. To give effect to the continuity of Magna's interest in the assets and liabilities of the Company, all the assets and liabilities have been recorded in the 2003 Consolidated Financial Statements at Magna's book values except for assets under capital leases related to the distribution of land and buildings by us to a related party, MI Developments Inc. during the year ended December 31, 1998. The comparative information presented reflects financial statements, which present the consolidated financial position, results of operations, changes in retained earnings and Magna's net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna's control. We have attached our 2003 Consolidated Financial Statements, 2001 Consolidated Financial Statements and MD&A to this Report as Exhibits 14.1, 14.2 and 14.3, respectively.

Selected Historical and Pro Forma Consolidated Financial Information

The tables below set forth selected historical consolidated and pro forma consolidated financial data as at and for the periods indicated.

Except as indicated below, the selected historical consolidated financial data has been derived from the 2003 Consolidated Financial Statements and the 2001 Consolidated Financial Statements which were prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with those statements and the disclosure under "Basis of Presentation of Financial Information" above.

The selected historical and pro forma consolidated financial data set forth below for the years ended December 31, 2003, 2002 and 2001 should also be read in conjunction with the MD&A.
	Years ended December 31,
	2003	2002	2001	2000	1999
	(in millions of U.S. dollars)

Income Statement Data (1)
Sales	$4,654.6	$3,861.6	$3,268.1	$2,970.9	$2,834.8
Cost of goods sold	4,117.8	3,374.9	2,861.6	2,605.5	2,508.8
Depreciation and amortization	99.5	88.5	88.0	86.1	87.2
Other charges (2)	-	23.6	-	-	-
Operating income	136.4	121.7	101.6	93.5	74.6
Net Interest expense (income)	1.6	(1.5)	16.2	27.4	24.3
Income before income taxes and minority interest	122.8	112.2	80.2	65.4	49.1
Net income	62.3	48.6	39.9	34.7	26.6
Dividends on Class A Subordinate Voting and Class B Shares	17.3	9.7	2.0	-	-
Earnings per Class A Subordinate Voting or Class B Share (3)
Basic	1.26	0.97	0.37	-	-
Diluted	1.18	0.95	0.37	-	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.6	48.2	47.9	-	-
Diluted	63.5	63.6	47.9	-	-
Pro forma earnings per Class A Subordinate Voting or Class B Share (4)
Basic	-	-	0.91	0.60	0.34
Diluted	-	-	0.90	0.60	0.34
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	-	-	44.9	42.8	42.8
Diluted	-	-	59.8	42.8	42.8

	Years ended December 31,
	2003	2002	2001	2000	1999
	(in millions of U.S. dollars)
					(unaudited)
Balance Sheet Data (1)
Total assets	$2,142.1	$1,781.8	$1,579.4	$1,465.7	$1,388.8
Convertible Series Preferred Shares (debt portion) (5)	214.7	206.2	194.6	-	-
Long-term debt (excluding current portion)	33.0	31.8	30.6	32.2	38.9
Magna's net investment in Intier (6)	-	-	-	850.2	781.8
Convertible Series Preferred Shares (equity portion) (7)	11.8	22.0	31.4	-	-
Class A Subordinate Voting Shares	86.1	71.8	71.7	-	-
Class B Shares	495.8	495.8	495.8	-	-
Contributed Surplus (8)	0.6	-	-	-	-
Retained earnings	61.1	17.2	15.9	-	-
Currency translation adjustment	115.3	37.2	(4.9)	-	-
Total shareholders' equity (7)	770.7	644.0	609.9	-	-

(1)

None of the line items in the table are materially different under United States generally accepted accounting principles, other than as set forth in Note 23 to our 2003 Consolidated Financial Statements, which is attached as Exhibit 14.1 to this Report, and Note 19 to our 2001 Consolidated Financial Statements, which is attached as Exhibit 14.2 to this Report.

(2)

Effective January 1, 2002, we adopted new accounting Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062) issued by the Canadian Institute of Chartered Accountants in August 2001. CICA 3062 requires us to review goodwill for impairment on an annual basis based upon new measurement criteria. This review indicated no impairment of goodwill in 2003. As a result of this review in 2002, we reduced the carrying value of goodwill by $3.5 million in our Interiors Europe reporting segment. In 2002, we also assessed the recoverability of long-lived assets in the reporting segment and determined it appropriate to reduce the carrying value by $20.1 million. In addition, net tax assets of $1.5 million associated with these Interiors Europe operations were charged against our earnings for 2002.

(3)

As a result of the reorganization of the Company completed in August 2001, as described in the notes to the 2003 Consolidated Financial Statements and under "Basis of Presentation of Financial Information" above, basic and diluted earnings per share for the year ended December 31, 2001 only include net income for the five-month period subsequent to July 31, 2001. Historical basic and diluted earnings per share for prior periods have not been presented since they are not comparable or meaningful.

(4)

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August 2001, and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented. For a description of the pro forma adjustments made to arrive at pro forma earnings per share, please see Note 4 to the 2003 Consolidated Financial Statements.

(5)

Effective January 1, 2003 the liability amount for the Series 1 Convertible Preferred Shares ($108.6 million) was recognized as a current liability. The liability amount for the Series 2 Convertible Preferred Shares ($106.1 million) remains as a long-term liability. For a detailed description, see Note 13 to the 2003 Consolidated Financial Statements.

(6)

Magna's net investment includes both debt and equity investments, comprising our accumulated earnings, contributions by Magna less distributions by Magna, income taxes payable related to our unincorporated divisions and the currency translation adjustment.

(7)	Under United States generally accepted accounting principles, no portion of the Convertible Series Preferred Shares (all of which are owned by Magna) would be included in Total shareholders' equity.
(8)

Effective January 1, 2003 pursuant to the Canadian Institute of Chartered Accountants amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" we adopted the fair value method for recognizing compensation expense for fixed price stock options. This resulted in an expense of $0.6 million in 2003.

Exchange Rates

As previously indicated, Intier publishes its financial statements in U.S. dollars rather than Canadian dollars. The following table sets forth, for the fiscal years and periods indicated, certain information concerning the Canadian dollar exchange rate for U.S. dollars based on the noon buying rate in New York City for cable transfers payable in U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). At May 14, 2004, the Canadian dollar exchange rate for U.S. dollars was Cdn.$1.3928 per U.S.$1.00.

	At Period End	Average		High	Low
	(Cdn.$ per U.S.$1.00)

1999	1.4440	1.4827	(1)	1.5375	1.4440
2000	1.4991	1.4852	(1)	1.5571	1.4347
2001	1.5635	1.5518	(1)	1.5990	1.4933
2002	1.5800	1.5702	(1)	1.6128	1.5108
2003	1.2923	1.3916	(1)	1.5750	1.2923
November 2003	1.2973	1.3130		1.3362	1.2973
December 2003	1.2923	1.3128		1.3405	1.2923
January 2004	1.3265	1.2958		1.3340	1.2690
February 2004	1.3405	1.3299		1.3442	1.3108
March 2004	1.3100	1.3278		1.3480	1.3080
April 2004	1.3711	1.3420		1.3711	1.3095
(1)	The average of the Noon Buying Rate on the last business day of each month during the period.

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following factors in addition to the other information contained in this Report.

Risks Relating to Our Industry

An economic downturn could reduce or eliminate our profitability

Our operations are directly impacted by the levels of global automotive production. The global automotive industry, which accounted for substantially all our consolidated sales in 2003, is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand and fuel costs. The rate of global economic growth, particularly in our principal North American and Western European markets slowed in 2001 and in subsequent years, partially due to the events of September 11, 2001 and the ensuing war on terrorism in Afghanistan and Iraq, the impact of a series of corporate accounting scandals in North America and Europe and a number of other geopolitical and economic factors. Although lower interest rates and significant incentives offered by automobile manufacturers have stabilized consumer demand in North America in recent years, the threat of terrorism and war, the uncertainty in the economic outlook, higher fuel costs and the possibility of higher interest rates have negatively affected consumer confidence and a significant amount of uncertainty exists with respect to automotive demand in our principal markets. For fiscal 2004, North American light vehicle production volumes are expected to increase marginally to approximately 16.0 million units. Western Europe production volumes are expected to remain unchanged at approximately 16.4 million units. A decline in consumer demand for vehicles as a result of a loss of confidence in the economy, fears of war, political instability or terrorist attacks, interest rate increases, a reduction in vehicle incentive programs or any other political, economic or other factors, could prompt automobile manufacturers to reduce production volumes. Any significant and prolonged decline in production volumes in either our North American or European principal markets will significantly lower, and could eliminate, our profits.

We face increasing price reduction pressures from our customers that could reduce our profit margins

We have in the past entered into, and may continue to enter into, long-term supply arrangements with automobile manufacturers which provide for, among other things, price concessions over the supply term. In addition, there has been significant and continuing pressure from our customers to reduce our prices where there are no such long-term supply arrangements in order for us to maintain such business or be awarded new business. To date, these price concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of our largest customers have recently demanded additional price reductions beyond existing contractual commitments which could have an adverse impact on our future profit margins. In addition, we expect that our customers will increase the use of various initiatives such as third party market tests on a global basis, withholding future business opportunities, statistical and other cost models, Internet-based auctions and other methods, in order to further increase the pressure on us to reduce our prices. The full effect of these customer initiatives on the prices of products and services we sell to automobile manufacturers and on the costs of products and services we obtain from our suppliers is uncertain. We may not continue to be successful in offsetting price reductions agreed to from time to time with automobile manufacturers. To the extent that these price reductions are not offset through cost reductions, our future profit margins will be adversely affected.

Our customers increasingly require us to absorb more fixed costs in our unit pricing, which could reduce our profitability

We are under increasing pressure to absorb more costs related to product design, engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. Contract volumes for customer programs not yet in production are based on our customers' estimates of their own future production levels by vehicle body type. However, actual production volumes may vary significantly from our customers' estimates due to a reduction in consumer demand or new product launch delays, often without any compensation to us by our customer. We do not typically rely solely on customer estimates, but re-evaluate their estimates based on our own assessment of future production levels by vehicle body type. For programs currently under production, we are typically not in a position to request price changes when volumes differ significantly from production estimates used during the quotation stage. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by us may not be fully recovered. Similarly, future pricing pressures from our customers could also reduce the amount of amortized costs otherwise recoverable in the unit price of our products. Although these factors have not been material to date, either of these factors could have an adverse effect on our profitability.

We are under increasing pressure to move or establish operations in lower cost jurisdictions.

In order to retain our global competitiveness, we are under increasing pressure to move operations or establish new operations in lower cost jurisdictions as our customers continue to implement procurement strategies intended to increase their sourcing activities in such jurisdictions including China, Eastern Europe, India, Turkey and Mexico. The impact of these initiatives to us could include higher costs associated with the impairment of redundant assets, labour, pension, employee benefits and severance costs in certain higher cost jurisdictions in which we currently carry on business. During the transition period in which certain of our products are transferred to lower cost jurisdictions, our profitability may also be adversely impacted by quality or delivery issues which result in premium costs as well as relocation and start-up costs, all of which would adversely impact our short-term profitability. In the long term, we could also be exposed to certain other risks associated with doing business abroad, including: foreign exchange and currency controls, liquidity risks, local economic conditions, political instability, withholding and other taxes on remittances and other payments by subsidiaries, investment restrictions or requirements, expropriation and nationalization, export and import restrictions, and increases in working capital requirements related to longer supply chains. The likelihood of such occurrences and their potential effect on us varies from jurisdiction to jurisdiction but may have a material adverse effect on our business and profitability in the future.

We are increasingly requested to assume product warranty, recall and product liability costs, which could have a negative effect on our operations and financial condition

Automobile manufacturers are increasingly requesting that each of their suppliers bear the costs of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall or service bulletin by the customer. If our products are, or are alleged to be defective, we may be required to participate in a recall, particularly if the actual or alleged defect relates to vehicle safety or compliance with applicable regulatory requirements. In addition, we are party to warranty sharing agreements with certain of our customers which require payments to be made by us to the customer if warranty costs for our products exceed certain negotiated targets. A supplier's warranty and recall exposure towards additional warranty and product recall costs increases as its overall design, manufacturing, validation and integration responsibility increases. The obligation to repair or replace such parts and to fund increasing warranty and recall costs could have an adverse effect on our operations and financial condition. See Item 4. "Information on the Company - Our Business - Legal Proceedings and Environmental Matters".

We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur increasingly significant costs to defend such claims. We currently have product liability coverage under Magna's insurance policies, subject to certain limits. This coverage will continue until August 2004, subject to renewal on an annual basis. In addition, some of our European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. We cannot guarantee that our insurance coverage will be adequate for any liabilities we may incur. Furthermore, we cannot guarantee that our coverage will continue to be available on terms acceptable to us and even if such coverage is available, insurance premiums are likely to increase significantly. A successful claim or series of claims brought against us in excess of our available insurance coverage may have an adverse effect on our operations and financial condition.

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

Technological and regulatory changes may adversely affect us

Changes in competitive technologies or regulatory or industry requirements may render some of our products obsolete. Our ability to anticipate changes in technology and regulatory or industry requirements and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. We may not be able to anticipate or achieve the technological advances necessary for, or to comply with regulatory or industry requirements in a manner which will allow, us to remain competitive and prevent our products from becoming obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, product de-contenting by our customers in their vehicles, delays in product development, potential third party patent infringement or trade secret claims and failure of products to operate properly. Any of these changes could have an adverse effect on our operations and financial condition.

Adverse developments affecting one or more of our major suppliers could materially harm our operating results

We obtain components and other products and services from numerous Tier Two automotive suppliers and other vendors throughout the world. As customer pricing pressures continue to intensify, it is likely that we will enter into significant commercial negotiations and disputes with our suppliers as we attempt to pass on price reductions to the supply base. In certain instances, it would be difficult and expensive for us to change suppliers of products and services critical to our business. Some of our suppliers are also financially distressed, may become financially distressed or have previously agreed upon fixed piece price levels and other terms and conditions in long-term supply contracts and therefore it may not be possible for us to pass on price reductions, increased fixed costs such as tooling and engineering costs, or warranty, recall and product liability costs imposed on us by our customers. In addition, the continued financial distress or the insolvency or bankruptcy of a major component sub-supplier could disrupt the supply of components to us by such suppliers, potentially resulting in a temporary disruption in the supply of systems by us to our customers. Any significant disruption in our supplier relationships, including certain relationships with sole-source suppliers, could materially harm our operating and financial results, particularly if such disruption results in an interruption in supply by us to our customers.

Where we act as a module supplier, integrator or system assembler, we are typically responsible for ensuring the quality of the components supplied to us by automotive components sub-suppliers. In some cases, these sub-suppliers are selected by our automobile manufacturer customers. We take steps to ensure that sub-suppliers remain liable for any product warranty claims, product liability claims or other costs arising from product recalls relating to the components supplied by them. However, we may be liable to our customers if these sub-suppliers become insolvent or are otherwise unable to assume full responsibility for the product warranty claim, product liability claim or product recall cost, which could have a material adverse effect on our financial condition.

Increased crude oil and energy prices could reduce global demand for automobiles and increase our costs, which could have an adverse effect on our profitability

Material increases in the price of crude oil have, historically, been a contributing factor to the overall reduction in the global demand for automobiles. A significant increase in the price of crude oil could further reduce global demand for automobiles and shift customer demand away from larger cars and light trucks (including sport utility vehicles) in which we have relatively higher content, which could have an adverse effect on our profitability.

Oil-based products are also critical elements in various components utilized by us and our suppliers, including resins, colorants and polymers. Material increases in the price of crude oil, natural gas or in energy would likely increase the costs of manufacturing or supplying some of our products. To the extent that we are not able to pass these increased costs along to our automobile manufacturer customers, such price increases could have an adverse effect on our profitability.

Shortages of raw materials or increased raw materials prices could have an adverse effect on our operations and financial condition or our profitability

We generally purchase our raw materials from suppliers located in the jurisdictions in which we have manufacturing operations. We generally do not carry inventories of raw materials in excess of those required to meet production and shipping schedules. To date, we have not experienced any significant difficulty in obtaining supplies of raw materials. However, the inability to obtain raw materials in the quantities in our operations could disrupt the supply of our products to our customers and have an adverse effect on our operations and financial condition.

Recently we have experienced significant increases in the cost of steel and steel products. The price increases are primarily the result of increasingly scarce steel-making ingredients, such as scrap steel, iron ore and coke coal, and a significant increase in demand for steel in China. In some cases, surcharges on existing prices are imposed by steel suppliers and sub-suppliers with the threat of withheld deliveries if the surcharges are not accepted. To the extent that steel prices continue to increase and we are unable to pass on the additional costs to our automobile manufacturer customers, such additional costs would have an adverse effect on our profitability.

Risks Relating to Our Business

Decreases in production volumes of specific vehicles, products or customers could have an adverse effect on our profitability

Although we supply parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. In particular, in 2003, approximately 43% of our consolidated production sales were generated by products supplied for inclusion in 10 vehicle body types. Products and tooling supplied for the Chrysler Minivan constituted approximately 14% of our consolidated production sales for that period. There has been an industry trend toward more "brand hopping" among consumers in recent years, with consumers' preferences changing relatively quickly and dramatically in some instances. Shifts in market share among vehicles could have an adverse effect on our sales and on our profit margins. For example, we are affected by the sales mix between passenger cars, SUVs, minivans and other light trucks as our product content and profit margins vary among these types of vehicles. The contracts we have entered into with many of our customers are to supply a customer's requirements for all the vehicles it produces in a particular model, rather than for manufacturing a set quantity of products. Such contracts range from one year to the life of the model, usually several years, and do not require the purchase by the customer of any minimum number of parts.

In addition, DaimlerChrysler, Ford and General Motors accounted for 66% of our consolidated sales in 2003. In recent years, the "Big 3" have experienced declining market shares, particularly in North America. This reduced market share has led to increased cost pressures on Tier One suppliers such as Intier and a reduction in production volumes of certain of our high content vehicles. We cannot provide any assurance that we will be successful in the future in diversifying our business to other Asian-based automobile manufacturers who have been increasing their market share over the past few years.

Finally, the loss, renegotiation of the terms or delay in the implementation of any significant production contract with any of our customers could reduce our profitability. Any changes in the anticipated production volume of our products, particularly those supplied for the Chrysler Minivan, as a result of any of the above factors could reduce our profitability.

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

Recent unionization drives at several of our plants may increase our costs

The National Automobile, Aerospace, Transportation and General Workers Union of Canada, also known as the CAW, has in the past mounted a number of major organizing drives at some of our Canadian plants. In June 2000, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, also known as the UAW, completed unionization drives in Michigan. During 2001, 2002 and 2003, we entered into collective agreements with the UAW, for our Ontegra Brighton plant, and the CAW for our Integram Windsor, Innovatech and Mississauga Seating Systems, which recognizes our operating principles, including our employee charter of rights. If we are successful in operating these plants with this form of collective agreement, we will examine whether to extend this form of agreement to some of our other plants if our employees at these plants vote in favour of unionization in the future. We also have collective agreements with our Integram St. Louis and Excelsior Springs seating divisions in Missouri. In addition, the employees at our facilities in Lewisburg, Tennessee voted in favour of certifying the UAW as their bargaining agent. We are unable to predict whether we will successfully conclude additional collective bargaining agreements of this nature with these unions or what impact further unionization will have on our costs. In addition, the CAW and the UAW have in the past attempted to pressure some of our automobile manufacturer customers to encourage their suppliers to assume a neutral position with respect to unionization attempts at their plants.

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

Some of our competitors have substantially greater market share and financial resources than we have and are dominant in the markets in which we operate. Their market share and dominance may give them advantages over us in competition for new or existing business from our automobile manufacturer customers as well as negotiating cost reductions with the supply base. We may not be able to compete successfully with our existing competitors or with any new competitors.

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

Cancellation of vehicle programs and delays in launching new vehicle programs by our customers could have an adverse effect on our profitability

We incur engineering, design, tooling and other capital costs in advance of commencing production of parts to be supplied for our automobile manufacturers customers' new vehicle programs. For example, we typically incur significant design, engineering and tooling costs associated with larger modules and systems such as complete seating systems and door and cockpit modules in respect of new programs for which we have been awarded the business. Production volumes for our products to be supplied for these new programs are based on our customers' estimates of their future production levels, and our supply contracts typically are only for the supply of customers' actual requirements, not for a minimum or specified quantity of products. Our customers' actual production levels for new vehicle programs may vary significantly from their estimates, or such programs may be cancelled, or their launch may be delayed, or our customer may decide to source the manufacturing and assembly of the product to one of our competitors after we have expended a significant amount of up-front engineering costs. To the extent that our estimated production volumes are not attained, due to cancellations of vehicle programs or delays in launching new vehicle programs, our production economies expected at the time of quotation may not be realized. Consequently, our capital or engineering costs incurred in connection with such programs may not be fully recovered, which could have an adverse effect on our profitability.

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

We may be adversely affected by the environmental and safety regulations to which we are subject

We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances. Our existing leases generally provide that we as tenant, must comply with applicable environmental laws. We are also responsible for removing all hazardous and toxic substances as and when required by applicable laws and in any event prior to the termination of our occupation of the leased properties, which may apply whether or not the contamination occurred prior to our use of the leased premises, unless it was not caused or exacerbated by our use.

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

Magna may have a conflict of interest with our other shareholders due to the method of calculating the affiliation fees that we pay to Magna

Magna receives affiliation fees from us based on our annual sales revenue under the affiliation agreements between us and Magna. The aggregate affiliation fee in respect of fiscal 2003 was $60.8 million. Magna may prefer to see an increase in our sales even at the expense of our operating profits. In addition, while Magna has indicated that it has no current intention to do so, the affiliation agreements may be amended or terminated at any time by Magna acting individually and through its control of us, subject to approval by a majority of the independent directors of our Board of Directors. Our corporate constitution provides, however, that the affiliation agreements with Magna may not be amended to increase the affiliation fees without the prior approval of a majority of the holders of our Class A Subordinate Voting Shares (other than Magna or any person who, by agreement, is acting jointly with Magna or over which Magna or any such person exercises direct or indirect control or direction) and our Class B Shares, each voting as a separate class.

We obtain services from Magna or other related parties, which we may not be able to obtain on comparable terms from third parties

We have entered into several agreements with Magna, including an agreement for the provision to us of various services and insurance coverage and for the lease to us through MI Developments Inc., a related party ultimately controlled by the Stronach Trust, of a significant portion of the land and buildings we use. Although we believe that the existing leases are on arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms. Since we are under common control with MI Developments, there is a risk that future decisions or actions taken regarding these leases (including renewals, amendments, disputes or enforcement proceedings) and any new leases may not be the same as if we had proceeded with a thirty party on a completely arm's length basis. Magna also provides us various types of insurance coverage under its insurance policies with insurance companies. We expect to enter into additional agreements with Magna in the future, the terms of any such material agreements with Magna will be determined through negotiations at such time and subject to approval by a majority of the independent directors of our Board of Directors. In addition, we may be dependent on Magna to provide other services in the future. To the extent the services we receive from Magna become unavailable for any reason, we may not be able to obtain similar services on comparable terms from other parties. See Item 7. "Major Shareholders and Related Party Transactions".

Certain of our historical financial statements prior to August 1, 2001 have been "carved out" from the consolidated financial statements of Magna and may not reflect our results of operations and financial position on a stand-alone basis

Our historical financial statements prior to August 1, 2001 presented in this Report have been "carved out" from the consolidated financial statements of Magna and may not be indicative of our results of operations and financial position had we actually operated on a stand-alone basis during the periods presented. In particular, our costs and expenses include allocations that could have caused our stand-alone results to differ.

Risks Relating to our Class A Subordinate Voting Shares

The trading market for our Class A Subordinate Voting Shares is not liquid, resulting in volatility of trading prices

The size of our public float is small compared to other public companies, including some of our competitors. In addition, employees who purchased our Class A Subordinate Voting Shares may be expected to trade those shares less actively than other investors, further reducing the liquidity of the trading market for our Class A Subordinate Voting Shares. Donald Walker, our President, Chief Executive Officer and Chairman owned 700,000 of our Class A Subordinate Voting Shares as at March 31, 2004, which was 10.75% of the total number of such shares outstanding at that time. Finally, effective fiscal 2002, we implemented deferred profit sharing plans in Canada, the United States, the United Kingdom and Austria which will invest primarily in our Class A Subordinate Voting Shares. Our deferred profit sharing plans in Canada and the U.S. as at March 31, 2004 owned 478,553 and 649,827, respectively, of our Class A Subordinate Voting Shares, which is 7.35% and 9.98%, respectively, of the total number of such shares outstanding at that time. Accordingly, there is a significant possibility that the market for our Class A Subordinate Voting Shares will continue to be thin and illiquid, which could result in increased volatility in the trading prices for our Class A Subordinate Voting Shares.

Sales of our Class A Subordinate Voting Shares by Magna could depress our share price

As of March 31, 2004 we had outstanding 6,511,939 Class A Subordinate Voting Shares, 42,751,938 Class B Shares (all of which are held by Magna and are convertible into an equal number of Class A Subordinate Voting Shares), 1,085,500 Preferred Shares, Series 1 and 1,125,000 Preferred Shares, Series 2, all of which are held by Magna and are convertible into Class A Subordinate Voting Shares, at a conversion price of $15.09 per Class A Subordinate Voting Share.

Sales of a substantial number of our Class A Subordinate Voting Shares by Magna after conversion, or the perception that such sales may occur, could depress prevailing market prices of our Class A Subordinate Voting Shares.

Issuance of Class A Subordinate Voting Shares on conversion of our Convertible Series Preferred Shares could be dilutive

The outstanding Convertible Series Preferred Shares constituted approximately 69.5%, on a fully diluted basis, of our outstanding Class A Subordinate Voting Shares at December 31, 2003. Conversion of the Convertible Series Preferred Shares will have a dilutive effect on the holders of the Class A Subordinate Voting Shares to the extent the market price of the Class A Subordinate Voting Shares at the time of conversion exceeds the conversion price of the Convertible Series Preferred Shares.
4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Intier was incorporated under the laws of the Province of Ontario, Canada, on May 4, 1987, as Atoma International Inc. The Company amalgamated with certain of its affiliates under the laws of the Province of Ontario on August 1, 1990, and subsequently on January 2, 2000. By Certificate and Articles of Amendment dated April 3, 2001, the Company changed its name to Intier Automotive Inc.

The Company is controlled by Magna through Magna's direct and indirect ownership of 100% of the Company's outstanding Class B Shares, which represented over 99% of the total votes attaching to all outstanding Class A Subordinate Voting Shares and Class B Shares of the Company as at December 31, 2003.

The Company's registered and principal office is located at 521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7. The telephone number is (905) 898-5200 and the website is www.intier.com.
B.	Business Overview

We are a global full service supplier of automotive interior and closure components, systems and modules. We directly supply most of the major automobile manufacturers in the world and at December 31, 2003 employed approximately 24,000 people at 71 manufacturing facilities, 17 product development, engineering and testing centres and 17 sales/purchasing offices in North America, Europe, Brazil and Asia Pacific. Our top five customers, based on our consolidated 2003 sales, are DaimlerChrysler (27%), Ford (23%), General Motors (16%), BMW (9%) and Volkswagen (6%).

Over the last nine years, we have grown rapidly through a focused strategy of internal growth and acquisitions. Our success in securing profitable interior and closure systems business, primarily in North America, has generated internal growth. We have also completed eight acquisitions in Europe and one in North America that have enhanced our system supply capabilities, expanded our customer base and broadened our geographic scope.

As a result of our strategy, our revenues increased from $2.83 billion in 1999 to $4.65 billion in 2003, representing a compound annual growth rate of 13.2%. During this period, our operating income increased from $74.6 million to $136.4 million, representing a compound annual growth rate of 16.3%.

Our principal products include:
•	Interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems, overhead, floor and acoustic systems, instrument panels and related components; and
•	Closure systems, including latching systems, window regulators, electro-mechanical systems, wiper systems, power sliding doors and liftgates, mid-door and door modules.

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

Consolidation of the interiors segment of the automotive industry has created demand among automobile manufacturers for multiple strong full service global suppliers

The increasing demands on tier one suppliers regarding price competitiveness, product quality and technical innovation has led to consolidation among automotive suppliers, particularly in some interiors product lines, such as seating systems where some suppliers have a market share several times larger than ours. However, most automobile manufacturers have also implemented a policy of maintaining two to four strong alternative suppliers to ensure competitive pricing, quality manufacturing and innovative technological solutions for the major interior and closure modules and systems of their vehicles. For this reason, we believe that automobile manufacturers may award significant additional business in some interiors product lines to suppliers such as us whose current market share is less significant than some of our competitors, but who still have the proven capability of delivering high quality products at competitive prices.

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

Deliver full service interior and closure systems capabilities to our customers

Outsourcing creates an opportunity for us to increase content per vehicle by coordinating the design, manufacture, integration and assembly of larger modular assemblies such as complete seats, cockpits, and overhead and door modules. For example, we supply (or will supply) cockpit modules and/or instrument panels on vehicles such as the BMW MINI and 6 Series, the Audi A3 and Audi A8, the Jaguar S-Type and XJ Series, the Nissan Micra, the Cadillac CTS, SRX and STS vehicles and various Land Rover sport utility vehicles as well as the Chevrolet Equinox and the Chevrolet Colorado/GMC Canyon. We also supply hardware door modules for the Ford Fiesta/Ka in Europe and the Ford Expedition/Lincoln Navigator and Nissan Maxima in North America and we have also developed a door trim module for a European-based automobile manufacturer which integrates all the door latching systems onto the inside of the door panel. We believe that combining our worldwide closures and interior capabilities will further assist us in designing, engineering, manufacturing and supplying modular products, such as complete door and cockpit modules, by enabling us to more closely coordinate our product styling, design and engineering and marketing efforts and to achieve greater efficiencies in our logistics and supply chain management.

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

•

the Tailgate Swing Up™ seat that swings up into the ceiling of the vehicle for self-storage, thereby eliminating floor-mounted seat risers, resulting in weight reduction and increased under-seat storage when the seat is in the down position;

•	a reversible seat that reverses position to permit face-to-face contact with rear row passengers;

•	a modular seat system with an elastomeric support structure which is lighter in weight and provides increased interior space within the vehicle as well as certain styling advantages;

•

a patented technology known as PUR-fect Skin™ , which produces polyurethane spray-skin coverings for instrument panels and other interior trim with two-tone capability and a more durable surface that other competitive products;

•	a pedestrian protection system that deploys to take precautionary measures for pedestrian safety at the point of impact;

•	patented headliner substrates known as Structurlite™ , which incorporates safety design features directly into the headliner composite, thereby saving substantial cost, weight and packaging space;

•	power sliding doors for the minivan market which allow power opening and closing as well as manual operation with no more effort than a regular sliding door;

•	an obstacle detection system consisting of sensors installed along the door opening, which retract the door or window if it detects any object in the closure path;

•	an electronic modular latching system with programmable logic for double lock, child lock and central lock features as well as independent control of door handles;

•	an integrated door trim module which eliminates the water shield and provides weight reduction opportunities at a lower cost.

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

Improve operating efficiencies

Certain of our operations experience operating losses as a result of a number of factors, including low productivity, high material usage and excess capacity. Management is highly focused on improving the operating and financial performance of each underperforming division and has detailed action plans to resolve the issues at such divisions. During 2003, we closed three of these underperforming operations. Subsequent to December 31, 2003, we sold one of our European Interiors manufacturing facilities and we have shut down another Closure manufacturing facility in Europe. We intend to continue to improve our operating performance and competitiveness at the remaining underperforming facilities and reduce our costs at our other existing operations by refining our product strategy through the potential closure or disposition of certain underperforming or non-core assets, by adopting quality improvement principles such as "Six Sigma", increased capacity utilization, launching new products and programs and by other sourcing, labour and cost reduction initiatives. In addition, we have developed processes such as the Innovation Development Process and the Product Delivery Process that have assisted in ensuring first-to-market performance consistent with our customers' technology and vehicle cycle plans as well as reducing any unanticipated delays or costs in launching our products. We believe that these initiatives will position us to further improve our existing margins, return on capital employed and profitability in the future.

Capitalize on "complete system" and integration opportunities

Automobile manufacturers are consolidating their supply base in some product lines and shifting the design, engineering and manufacturing functions of larger portions of vehicles to outside suppliers. This has led suppliers to perform additional value-added engineering, integration and program management, assembly and sequencing functions. As a result of our emphasis on developing system integration and program management capabilities, we program managed the complete interior (excluding seats and electronics) of the 1998 Lincoln Navigator. We believe that this was the first time that a North American automobile manufacturer outsourced program management services to a North American external supplier. We are also the vehicle systems integrator for the total interior (excluding seats and electronics) of the Cadillac CTS, the Cadillac SRX and the 2005 Cadillac STS and are performing part of this function in conjunction with another automotive supplier in which we have retained a significant equity interest. In addition, we were named as the interiors integrator for the future General Motors in 2002 for the full-size line of sport utility vehicles and in 2003 for the full-size line of pick-up trucks. As part of this award, we anticipate that we will be awarded interiors production contracts including the overhead systems and other interior trim components for these full-size sport utility vehicles and full-size pick-up trucks. We expect that these types of contracts will allow us to increase our content per vehicle significantly as our engineering and purchasing responsibility under these types of contracts becomes more significant in the future. We intend to capitalize on our capabilities and experience to pursue complete interior integration programs in the future.

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

Our Internal Growth and Acquisition History

Over the past nine years, we have grown through a combination of internal growth and acquisitions. Our growth in North America has been primarily through greenfield operations established as a result of securing additional contracts from our customers. In October 1996, Magna also completed the acquisition of Douglas & Lomason Company, a U.S.-based manufacturer of seating systems, seat frames, seat mechanisms, other seating components and other automotive components for $134.9 million. This acquisition broadened the scope of our relationship with Ford as a significant portion of the acquired business forms part of our operations.

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

Our Customers and Significant Customer Contracts

We generally sell our products and provide our support services directly to automobile manufacturers. Our primary customers are DaimlerChrysler, Ford and General Motors and their respective operating divisions and subsidiaries. The following chart provides a breakdown of our consolidated sales by customer for 2003.

The following table sets forth the top ten vehicles from which we derive revenues, based on our consolidated 2003 sales, and the products that we supplied on these vehicles during 2003:
	Vehicle	Products
1.	Chrysler Minivan	Complete seating system, power sliding doors, window regulators, power liftgates and latches
2.	Ford Escape/Mazda Tribute	Complete seating system, door panels, overhead system, interior trim, latches
3.	BMW MINI	Cockpit module, door panels, trim
4.	Chrysler Pacifica	Complete seating system, latches
5.	Dodge Ram Pick-up	Overhead system, seating mechanisms, latches, window regulators
6.	Ford Freestar / Mercury Monterey	Overhead system, trim components, complete seats, latches, rear door panels, window regulators, handles
7.	GM Sierra / Silverado / Yukon / Tahoe	Door panels, latches, window regulators
8.	Ford Explorer / Mercury Mountaineer	Window regulators, latches
9.	BMW 3 Series	Door panels, pillars, trim, trunk space, sunvisor
10.	Ford Transit Van	Complete seating system, latches

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

Interiors

Our Interiors operations supply complete vehicle interior systems and components, consisting of complete seating systems, seating hardware, cockpit, sidewall and overhead systems and components, and floor carpet, trunk or rear compartment trim and acoustic products. We also manage the design, engineering, development, testing and final assembly of all interior systems and components. In 2003, our Interiors business generated consolidated sales of approximately $3.66 billion and operating income of $92.5 million, representing 79% of our consolidated sales and 68% of our consolidated operating income.

Our principal interior products include:
•

Complete Seating Systems.  We supply fully assembled automotive seats, which may include manual or power comfort and convenience adjustments, and integrated safety restraint systems. These seats are manufactured using either traditional "cut & sew" technology or our patented Mold-In-Place technology which eliminates the need to sew a seating trim cover or insert wires or velcro. We currently supply complete seating systems for a number of customer programs, including the Chrysler Minivans, the Ford Freestar/Mercury Monterey, Ford Escape/Mazda Tribute, Chrysler Pacifica and Saturn VUE sport utility vehicles, the Ford Transit and VW Caddy vans, the Chrysler Sprinter, the Volkswagen Transporter, the Saturn ION, Renault Traffic, Opel Vivaro, Nissan Primastar, Mitsubishi Gallant and Mitsubishi Eclipse/Spyder automobiles, and the Mercedes Vaneo crossover vehicle. During the first quarter of 2004, we launched the redesigned second and third row seats for the Dodge Caravan and the Chrysler Town & Country minivan which feature the STOW 'N GO™ (a trademark of DaimlerChrysler Corporation) functionality which allows the seats to stow in the floor for easy reconfiguration to accommodate passengers, cargo or both. Additionally, our GRA-MAG Truck Interior Systems, L.L.C. joint venture with Grammer AG supplies seating systems for the North American medium and heavy-duty truck market. We also supply a variety of seating components, including head restraints and arm rests manufactured using both traditional "cut & sew" and Mold-in-Place technologies, head restraints integrated into the vehicle roof, trim covers, and molded polyurethane foam pads for both automobile manufacturers and their suppliers.

•

Seating Hardware.  We supply a variety of hardware components for seating systems produced by us as well as other automotive suppliers. These hardware components include two, four and six-way manual seat adjusters, seat height adjusters, EZ entry mechanisms, Fold & Tumble™ and stow-in-floor seating mechanisms, seat recliners, specialty latches, seat frames, wire frames, seat risers and spring suspension systems.

•

Cockpit Systems.  We supply complete instrument panels, cockpit modules (which generally consist of an instrument panel, instrumentation, wiring, a heating/ventilation system, information/entertainment systems and passenger safety systems), consoles and glove boxes. Our manufacturing methods include low pressure and injection molding, compression molding, vacuum forming, slush molding and spray urethane. We have also patented the PUR-fect Skin™ method of manufacturing a durable sprayskin covering for instrument panels and trim components. This manufacturing method allows for two-tone capabilities and can be used to produce coverings for instrument panels which have no visible seams around the airbag modules. We currently supply the complete cockpit module for a number of programs, including the BMW MINI, the Nissan Micra and the Chevrolet Colorado/GMC Canyon. We also supply the instrument panels for the Cadillac CTS and SRX, Chevrolet Equinox, BMW 6 Series, Audi A3, A4 Cabriolet and A8, Jaguar S-Type, XJ8 and XK8 cars and various Land Rover sport utility vehicles. We will be supplying the cockpit systems for the 2005 Cadillac STS. Our capabilities include the development and integration of electrical and electronic components, systems and wiring into a cockpit system.

•

Sidewall Systems.  We supply sidewall systems, which consist of interior door panels and related components manufactured with a variety of surface coverings, including cloth inserts or polyurethane sprayskin trim, arm rests, speaker grilles, map pockets and carpet trim. In addition, we supply the main substrates on which the finished trim components are mounted. Production of our sidewall systems involves a number of manufacturing processes, including extrusion, injection molding, compression molding, vacuum forming, slush molding and spray urethane. We are also able to integrate electrical and electronic systems and products, including switches and wire harnesses, into the sidewall systems we produce. We currently supply door panels for the Chevrolet Malibu, Impala and Monte Carlo, Cadillac CTS and SRX, Ford Escape/Mazda Tribute, BMW MINI, 3 Series and 6 Series vehicles, Mercedes A Class and Vaneo, Jaguar S-Type and XJ8, GMC Sierra and Silverado pick-up trucks and Toyota Avensis. We will also be supplying the door panels for the 2005 Cadillac STS and the BMW 1 Series.

•

Overhead Systems.  We supply overhead systems, which consist of a structural headliner covered with a finishing material. These overhead systems provide noise and heat insulation, incorporate convenience features such as overhead consoles, lighting and sun visors and frequently incorporate integrated passenger restraint systems. We have developed Structurlite ™ , which is a structural headliner substrate that incorporates safety features directly into the main substrate. We supply the complete overhead system for the Cadillac CTS and SRX, the Saturn VUE and ION, BMW X3 and 6 Series and the Ford Freestar and Mercury Monterey minivans, and will be supplying the complete overhead system for the 2005 Cadillac STS. We have also recently launched the overhead systems for the Chevrolet Equinox.

•

Floor and Trunk or Rear Compartment Trim, Carpet and Acoustics.  We supply floor and trunk room carpet and acoustics components and systems which perform a number of functions, including noise and heat insulation, vibration reduction and improved acoustics and passenger comfort. Automotive flooring generally consists of tufted or needle-punched carpeting with a backcoating, which enables the carpeting to be molded for a precise fit, as well as other underlying acoustic and insulative materials. We currently supply flooring and acoustics components and systems for a number of programs, including the Mercedes A-Class, E-Class, S-Class and Vaneo vehicles, BMW X3, the Audi A8, the Porsche Boxster and 911, the Range Rover and a variety of other programs.

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

Our Interiors business participates in a number of joint ventures created to facilitate our entry into new markets and the exchange of technical know-how and other intellectual property, and to expand our product and engineering expertise as well as our customer base. We own a 50% interest in the following joint ventures, all of which are jointly controlled and proportionately consolidated in our financial statements as of December 31, 2003:
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

•

our Magna Kansei Limited joint venture in the United Kingdom with Calsonic International Europe supplies Nissan U.K., BMW, Land Rover and General Motors with instrument panels, consoles and glove boxes using injection molding technology;

•

our Advanced Car Technology Systems (ACTS) joint venture in Germany with our Magna Steyr affiliate provides component, system and full engineering and vehicle testing and simulation services to us as well as third parties; and

•	our Uniport joint venture in France with our Magna Steyr affiliate supplies complete door and tailgate modules for the DaimlerChrysler Smart Car.

In addition to the joint ventures referred to above, Intier also has an agreement with Magna in which we have the option to purchase and Magna has the right to require us to purchase its 32% equity interest in Camaco L.L.C. for a purchase price of $1.00. Camaco L.L.C. is a registered minority supplier of seat frames with operations located in Columbus, Nebraska and Marianna, Arkansas and Lorain, Ohio, and a sales and engineering office in Novi, Michigan. Camaco L.L.C. supplies seat frames to Intier as well as several of its competitors. We also have an operating agreement with Rush Group L.L.C. and Dakkota Integrated Systems, L.L.C., under which we have a 45% equity interest in Dakkota, with Rush retaining the majority interest. Dakkota, a certified minority supplier, is responsible for providing sequencing, logistics management and assembly services with respect to several OEM programs (including the Cadillac CTS and SRX) under which we are manufacturing and supplying certain interior products. We continue to be involved in discussions with various minority source suppliers in an effort to support our North American customers' minority sourcing initiatives.

Closures

Our Closures business supplies latching systems, window regulator systems, electro-mechanical systems and system module technologies (including power sliding doors, door, liftgate and mid-door modules) to our customers worldwide. We also have the capability to design, engineer and test these types of systems. In 2003, our Closures operations generated total sales of approximately $998.6 million and operating income of approximately $43.8 million, representing 21% of our consolidated sales and 32% of our consolidated operating income.

Our closure products are grouped into Modules and Mechanisms as follows:
•

Closure Modules We supply a number of modules, including power sliding doors, power liftgates, hardware trim, door cassette and complete door modules and integrated closure systems. We developed and were the first to supply power sliding doors and power liftgates, together with obstacle detection technology, for the Chrysler Minivans. In addition, a North American automobile manufacturer has awarded us the power liftgate business for its complete line of sport utility vehicles, commencing in 2006. We have the unique capability to manage and control total door module costs through our high level of vertical integration by internally manufacturing approximately 85% of the content of door modules, including latching systems, window regulators, interior trim, release cables and handles. We currently supply the hardware door cassette module for the Ford Expedition and Lincoln Navigator, Nissan Maxima and the Ford Ka/Fiesta. In addition, we supply the mid-door module on the Hummer H2 and have been awarded a contract to supply the complete door module for certain sport utility vehicles beginning in 2004.

•	Closure Mechanisms We supply a variety of closure mechanisms consisting of latching systems, window regulator systems and electro-mechanical systems.

•

Our latching systems include door, liftgate, decklid and hood latches as well as release mechanisms, strikers, mechanical cable assemblies, plastic handles, door handle assemblies and latch actuators. We currently supply latching systems for a number of major programs, including the Chrysler Minivans, GMC Sierra and Silverado, Ford F150/250, Ford Taurus/Mercury Sable, Ford Expedition, Lincoln LS, Honda Accord, Chrysler 300M, Chrysler Pacifica, Cadillac Seville, Jeep Grand Cherokee and a number of Fiat programs. We are also in the process of launching multiple side door latching system programs in Europe for Audi.

•

We supply both manual and power window regulator systems which control the opening and closing of vehicle windows, including single and dual track cable and drum systems, arm and sector systems and quarter systems. We supply window regulators for a number of programs, including the GMC Envoy, Jeep Grand Cherokee, Chrysler Minivans, Nissan Maxima and Quest, Dodge Ram pick-up truck, the Honda Accord, Chrysler PT Cruiser, Ford Freestar, Expedition, Explorer, Crown Victoria and Grand Marquis, and Lincoln Aviator and Town Car. We will also be launching the window regulators for the Honda Odyssey for 2004.

•

Our electro-mechanical systems consist of door latch and trunk release actuators, wiper systems and electrical motors for wiper systems and other applications. In addition, we have developed obstacle detection systems which prevent the closure of power windows, power sliding doors and power liftgates if there is an obstacle in the path of the window, door or liftgate. Our innovative infinite door detect check mechanism also provides full control of the door in the open position in order to prevent door contact with other objects.

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

Sales and Marketing

We sell our products to automobile manufacturers located in Canada and Western Europe through sales offices in southern Ontario, the United Kingdom, Germany, Brazil, Japan, Italy, France, Austria, China and Korea. Sales to North American automobile manufacturers located in the United States and Mexico, including foreign automobile manufacturers with manufacturing operations in the United States, are coordinated through independent sales representatives in Detroit. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions and, accordingly, each automobile manufacturer constitutes, in effect, several different customers. Our sales force works closely with our operating divisions in their sales efforts.

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

We also have two testing facilities in Ontario and Michigan and a 50% joint venture interest in the Advanced Car Technology Systems (ACTS) facility in Germany which has comprehensive systems and full vehicle testing capabilities. Some of the testing services available at these facilities include:
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

Brose Fahrzeugteile GmbH & Co. KG, Kiekert AG, Mitsui-Gecom, Arvin Meritor Automotive Inc., Grupo-Antolin, Robert Bosch GmbH, Valeo S.A., Hi-Lex, Inc., Dura Automotive Systems and Delphi Automotive Systems Corporation

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

Legal Proceedings and Environmental Matters

In November 1997, Magna and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which Magna has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim now includes our Advanced Car Technology Systems joint venture ("ACTS") as a named defendant to the lawsuit and alleges, among other things:
•	breach of fiduciary duty by Magna and two of its subsidiaries, including ACTS;

•

breach by Magna of its binding letter of intent with KS Centoco Ltd.; including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•

the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by Magna, TRW Inc. ("TRW"), ACTS, and other unrelated third party automotive supplier defendants of such technology in North America; and

•

a conspiracy by Magna, TRW and ACTS to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with Magna's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH. The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion.

Magna and ACTS have filed an amended statement of defence and counterclaim and intend to vigorously defend this case. At this time, despite the early stages of this legal proceeding and the difficulty in predicting the final outcome, we believe that the ultimate resolution of these claims against ACTS will not have a material adverse effect on the Company's consolidated financial position. In addition, Magna has agreed to indemnify ACTS for any damages, liabilities or expenses incurred in connection with this claim.

Although we believe that we are not currently carrying on airbag business in North America in a manner that would cause Magna to violate its covenant described above, it is possible that Centoco Holdings Limited may disagree, or that our business in the future could be restricted by Magna's covenant, in either case in a manner which may be materially detrimental to us.

On August 16, 2002, the Company was served with a complaint issued in the United States District Court, District of Massachusetts by Stoneridge Control Devices, Inc. which was a supplier of adjunct actuators to the Company. After months of unsuccessful pricing negotiations, the Company advised Stoneridge that it would not be extending its long-term agreement which expired on July 31, 2002, and that such adjunct actuators would thereafter be manufactured by the Company. In this action Stoneridge is alleging that the Company:
•	breached certain agreements with Stoneridge which obliged the Company to purchase all of its adjunct actuator requirements from Stoneridge for the life of certain customer programs;

•

made certain misrepresentations to Stoneridge that it was not developing and producing adjunct actuators itself and that it intended to purchase Stoneridge's adjunct actuator for the life of the programs;

•	unlawfully used Stoneridge's trade secrets and proprietary information; and

•	violated Massachusetts General Laws c93A, the Massachusetts unfair business practices legislation

Stoneridge's Initial Disclosure dated November 17, 2003, claims that Stoneridge's damages are over $25 million. The Company disputes the allegations contained in the complaint and believes it has substantial defences for these claims, although the Company cannot provide any assurance that it will ultimately be successful.

From time to time, various warranty and recall claims incidental to our business are made against us. On February 28, 2003, the Company was served, in conjunction with Siemens Automotive Corp., a/k/a Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Corporation ("GM"). The GM complaint alleges that the Company and Siemens are in breach of certain express and implied warranties to GM and as a result GM is seeking reimbursement for costs and expenses incurred as a result of its replacement of tens of thousands of rear door electric motors in respect of its model 2000 full-size sport utility vehicles and trucks, including the Tahoe, Suburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors (which the Company was directed to use by GM) are manufactured by Siemens and form part of a power rear window regulator supplied by the Company to GM for those vehicles. Although the damages in the complaint are unspecific, GM has previously claimed that the warranty and future recall costs could be up to $42 million. Based on its investigations to date, the Company believes that it has substantial defences for this claim and that any liability it may become subject to, if it is established that the rear door motor is defective, will likely be recoverable from Siemens, although the Company cannot provide any assurance this will be the case.

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
The following chart illustrates the relationship of Intier to its principal direct and indirect subsidiaries and indicates their respective jurisdictions of incorporation as of March 31, 2004:
	Percentage Interest	Jurisdiction of Incorporation
Intier Automotive Closures Inc.	100%	Ontario
Intier Automotive of America, Inc.	100%	Delaware
Intier Automotive of America Holdings, Inc.	100%	Delaware
Intier Automotive Seating of America, Inc.	100%	Delaware
Intier Automotive Interiors of America, Inc.	100%	Delaware
Intier Investments S.A.	99%	Belgium
Intier Automotive Holding (Austria) GmbH	100%	Austria
Intier Automotive Eybl GmbH	100%	Austria
Intier Automotive Eybl GmbH (Ebergassing) & Co OHG	100%	Austria
Intier (Germany) Holding GmbH	100%	Germany
Intier Automotive Eybl Interiors GmbH	100%	Germany
Intier Automotive Eybl (Germany) GmbH	100%	Germany
Beteiligungsgesellschaft Intier Automotive mbH	100%	Germany
Intier Automotive Näher GmbH	100%	Germany
Intier Automotive Seating (Germany) GmbH	100%	Germany
Intier Automotive Holding (U.K.) Limited	100%	United Kingdom
Intier Automotive Interiors Limited	100%	United Kingdom
Intier Automotive Seating Limited	100%	United Kingdom
Intier Automotive Closures SpA	100%	Italy

D.	Property, Plants and Equipment

At December 31, 2003, we had a total of 71 manufacturing facilities located in 14 countries. In addition to our manufacturing facilities, we have a total of 17 product development, engineering and testing centres located in 7 countries. The map below shows the location of our manufacturing facilities.

Together, our manufacturing facilities and our product development, engineering and testing centres occupy a total of approximately 9 million square feet, of which approximately 1.8 million square feet (or 20%) are owned by us and the remainder are leased from MI Developments Inc., a related party, and other third parties. The leases contain provisions that are customary for leases of similar types of facilities, run for various terms, require periodic renegotiation of rents based on prevailing market conditions and, in most cases, contain renewal options. Our manufacturing facilities range in size from approximately 18,000 to 539,000 square feet of floor space. As production has become more automated, the size and potential production volume of the typical plant has increased. Most of our existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

Interiors

Many of our Interiors manufacturing facilities supply their products on a "just-in-time" and "just-in-sequence" basis. The "just-in-time" and "just-in-sequence" manufacturing processes allow both us and our customers to reduce inventories and fixed costs compared to more traditional manufacturing techniques which have lower inventory turnover, higher indirect labour costs and longer production set-up times. These processes originated within our seating facilities and have been increasingly used in some of our other interiors facilities as the complexity and increased assembly responsibility for cockpit modules and other interior modules has steadily increased. Our "just-in-time" facilities are generally located within 30 minutes from the customers' assembly plants.

In North America, at December 31, 2003, our Interiors business operated 27 manufacturing facilities in Ontario, Michigan, Illinois, Ohio, Iowa, Tennessee, Texas, Missouri, Louisiana and Mexico. 14 of these facilities are dedicated to the assembly and supply of complete seating systems, sidewall systems and cockpit systems on a "just-in-time" and "just-in-sequence" basis to our customers, eight are used for the manufacture of seating components, and four are used for the production of cockpit systems, sidewall systems and overhead systems. We also operate a tooling facility in Michigan which designs and builds automotive tooling for us, divisions of Magna and third party customers.

Our Interiors business also operates one wholly-owned engineering and product development centre in Michigan and one prototyping and testing facility in Michigan. These centres are actively involved in the complete product development process, from the use of surveys and clinics in conjunction with our marketing department to determine consumer preferences, to performing research and development, styling, designing, engineering, validating and testing functions, to developing actual products based on consumer suggestions.

In Europe, as of December 31, 2003, our Interiors business operated 30 manufacturing facilities in the United Kingdom, Germany, France, Spain, the Czech Republic, Belgium, Poland and Austria. We also operate a joint venture facility in China. These facilities manufacture and supply complete seats and seating components, cockpit modules, instrument panels, consoles, glove boxes, door trim panels, door casings, instrument panel topper pads, sunvisors, automotive carpets, trunk linings, interior panels and multi-functional carpet and sound insulation systems as well as other interior components and systems for European automobile manufacturers. Seven of these facilities are dedicated to the assembly and supply of complete seating systems on a "just-in-time" and "just-in-sequence" basis, five are used for the manufacture of seating components, 11 are used for the production of cockpit systems, sidewall systems and other interior components, two are used for the manufacture of floor carpet and acoustic systems and the remaining five are used for the assembly, manufacture and supply of cockpit systems and sidewall systems on a "just-in-time" and "in sequence" basis. Our Interiors business also operates 12 engineering and product development centres in Europe and Asia.

Closures

At December 31, 2003, our Closures business operated seven manufacturing facilities in Ontario, one in Italy and one each in Mexico, the Czech Republic, Poland and Brazil. Those facilities design, engineer and manufacture door modules, sliding doors and liftgates, mid-doors, door hardware components and mechanisms, including power and manual window regulators, door, hood and trunk latching mechanisms and release mechanisms of various types and designs, strikers, plastic handles, actuators, gear shift mechanisms, windshield wipers and electric motors and other assemblies. Design, development, engineering and testing work is done at our research and development centre located in Michigan as well as at the Closures Technical Centre in Newmarket, Ontario. Design and product development is done at our facilities in Germany.
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussions and Analysis of Results of Operations and Financial Position

MD&A for the year ended December 31, 2003 is included in Exhibit 14.3 to this Report in response to this item.

6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The name and municipality of residence of the directors and executive officers of the Company, together with their positions and offices held with the Company, are set forth below.

Name and Municipality of Residence	Position Held with the Company
Donald J. Walker King Township, Ontario	Director and President and Chief Executive Officer since May 31, 2001; Chairman since February 23, 2004
Flavio Cotti Brione S.M., Switzerland	Director since March 27, 2002
Neil G. Davis Brampton, Ontario	Director since August 9, 2001
Vincent J. Galifi Woodbridge, Ontario	Director since February 23, 2004
Louis E. Lataif Brookline, Massachusetts	Director since August 9, 2001 and Lead Director since March 25, 2003
Edward C. Lumley South Lancaster, Ontario	Director since August 9, 2001
Rudolf Streicher Vienna, Austria	Director since August 9, 2001
Siegfried Wolf Weikersdorf, Austria	Director since March 27, 2002
Lawrence Worrall Oshawa, Ontario	Director since August 9, 2001
Michael Baccellieri Woodbridge, Ontario	Controller since August 14, 2001
Paul Brock Thornhill, Ontario	Treasurer since November 5, 2001
Bruce R. Cluney Aurora, Ontario	Secretary since May 31, 2001
Richard Gwynn Farmington Hills, Michigan	Vice-President, Human Resources since May 31, 2001
Klaus Iffland Ingolstadt, Germany	President, Intier Europe since May 4, 2004
Michael E. McCarthy Aurora, Ontario	Executive Vice-President and Chief Financial Officer since November 5, 2001
Scott Paradise Grosse Point Farms, Michigan	Executive Vice-President, Sales and Marketing since May 6, 2002
Michael Sinnaeve Georgetown, Ontario	Vice-President, Quality and Operational Improvements since May 31, 2001
Karl Steiner Ebergassing, Austria	Executive Vice-President, Sales, Europe since May 31, 2001

(1)

Mr. Walker, 47, was appointed as our Chairman on February 23, 2004 and as our President and Chief Executive Officer in February 2001. Prior to that time, Mr. Walker served as Magna's President and Chief Executive Officer.

(2)

Mr. Cotti, 64, is currently Chairman of the International Advisory Board of the Credit Suisse Group as well as a member of the Board of Directors of Fiat S.p.A. and Georg Fischer Ltd and a member of the Board of Trustees of the Jakobs Foundation. He was formerly the President of the Swiss Confederation in 1991 and 1998. He also served as the Swiss Minister of Home Affairs from 1988 to 1992 and Swiss Minister of Foreign Affairs from 1993 until April 1999.

(3)

Mr. Davis, 48, has been a lawyer and partner in the law firm of Davis Webb Schulze & Moon since 1983. He is also a member of the board of directors of the Company's affiliate, Decoma International Inc.

(4)

Mr. Galifi, 44, has been the Executive Vice-President since September 1996 and Chief Financial Officer of Magna since December 1997. He is also a member of the board of directors of the company's affiliates, Decoma International Inc. and Tesma International Inc.

(5)

Mr. Lataif, 65, has served as Dean of the School of Management of Boston University for the past eleven years. Prior to that time, he was employed at Ford Motor Company for approximately 27 years in various senior operational and sales and marketing capacities, including President, Ford of Europe, and Vice-President, North American Sales Operations. He also serves on the boards of Bank Audi USA, Great Lakes Chemical Corporation, The Iacocca Foundation and Magna Entertainment Corporation.

(6)

Mr. Lumley, 64, is a Vice-Chairman of BMO Nesbitt Burns Inc., prior to which he was Chairman of Noranda Manufacturing Inc. and a Minister of the Crown for the Government of Canada. He currently serves on the boards of a number of public companies, including Magna International Inc., Magna Entertainment Corporation, Bell Canada Enterprises, Air Canada and Canadian National Railway.

(7)

Mr. Streicher, 65, currently a consultant since 2000, was Chief Executive Officer of OIAG prior to that time in 1999 and part of 2000. He is the Chairman of the Supervisory Board of Voest-Alpine Stahl AG and Boehler Uddeholm AG. He has also previously served as the Austrian Minister for Economic Affairs and Transportation as well as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG and Austria Metall AG.

(8)

Mr. Wolf, 46, is employed by certain European subsidiaries of Magna and, in addition to being a director of Magna and the Company, is currently the Executive Vice-Chairman of Magna (since May 9, 2002). Prior to that time, Mr. Wolf was Vice-Chairman of Magna (since January 14, 2002), prior to which he served as the President and Chief Executive Officer of Magna's Magna Steyr group (since February 21, 2001). Prior to that time, Mr. Wolf was the Vice-Chairman of Magna (since March 8, 1999) as well as the President of Magna Europe (since July 1, 1995).

(9)

Mr. Worrall, 60, a Certified Management Accountant, is retired and worked for over 30 years in various financial and operational capacities at General Motors of Canada Limited. Prior to his retirement, Mr. Worrall was Vice-President, Purchasing, Strategic Planning and Operations as well as a member of the board of directors of General Motors of Canada Limited.

(10)	Mr. Baccellieri, 36, a Chartered Accountant, was appointed Controller on August 14, 2001. Prior to that time he served in various corporate finance positions at Magna since 1995.

(11)	Mr. Brock, 42, has served as Treasurer since November 5, 2001. Prior to that time he served as Assistant Treasurer at Magna.

(12)

Mr. Cluney, 39, a lawyer, served as Assistant Secretary of Magna and provided legal advice to various operating groups within Magna from December 5, 1994 until his appointment as Secretary of the Company on May 31, 2001.

(13)

Mr. Gwynn, 55, has served as Vice-President, Human Resources since May 31, 2001. Prior to that time he served as Director, U.S. Human Resource Projects for Magna since November 2000. He has over 20 years employee relations experience in both the manufacturing and service sectors.

(14)

Mr. Iffland, 47, a mechanical and economical engineer, has served as President of the Company's European operations since November 2003 and was formally appointed as an officer of the Company on May 4, 2004. Prior to that time he served as Executive Vice-President, Sales, Purchasing Program Management at MagnaSteyr Fahrzeugtechnik AG & Co KG since July, 2002. Prior to that time, he was the Purchasing Director at Audi AG from 1996 and served in various senior operating, engineering and purchasing functions within Audit since.

(15)

Mr. McCarthy, 45, has served as Executive Vice-President, Finance from May 31, 2001 until his appointment as Executive Vice-President and Chief Financial Officer of the Company in November 2001. Prior to that time he served as Vice-President, Finance of Magna's Global Interiors Group and in various senior, corporate and group finance positions within Magna's North American and European operations.

(16)

Mr. Paradise, 49, has served as Executive Vice-President, Sales and Marketing since May 6, 2002, prior to which time, he served as Executive Vice-President, Sales, North America since May 31, 2001. Prior to that time he served as Vice-President, Sales and Marketing at Magna Seating Systems Inc. for four years, prior to which he was Vice-President, Sales and Marketing at Douglas & Lomason Company, a company acquired by us in 1996, for 11 years.

(17)

Mr. Sinnaeve, 48, has served as Vice-President, Quality and Operational Improvements since May 31, 2001. Prior to that time he served as Vice-President, Quality and Continuous Improvement of Magna since 1998, prior to which he was Director of Quality and Continuous Improvement at Magna's Decoma subsidiary since 1992.

(18)

Mr. Steiner, 52, a mechanical engineer, has served as Executive Vice-President, Sales, Europe, since May 31, 2001. Prior to that time he served as Vice-President, Sales and Marketing for our European Interiors operations and as Speaker of the Management Board (President) for our Eybl operations in Europe. He has over 25 years of engineering and design and sales and marketing experience in the automotive industry.

Directors are elected to serve until the next annual meeting of shareholders. Executive officers serve at the pleasure of the Board. There are no contracts, arrangements or understandings between the above individuals and any other person pursuant to which they were selected as directors. There are no family relationships between any of the directors and executive officers. Reference is made to the information set forth under "Compensation of Directors and Executive Officers - Employment Contracts" in the Circular/Proxy Statement filed as Exhibit 14.4 hereto, which is hereby incorporated by reference in partial response to this item, for a description of the contracts, arrangements and understandings between the executive officers of the Company and any other person pursuant to which they were selected as executive officers.

Failure by the Company to meet the requirements of the corporate constitution (described in Item 10) relating to the payment of Required Dividends (as defined in the corporate constitution) or the minimum return on stated capital required by the terms of the Class A Subordinate Voting Shares will entitle the holders of the Class A Subordinate Voting Shares, as a class, to certain rights to elect directors, the exercise of which could result in changes in the composition of the Board.
B.	Compensation

Reference is made to the information set forth under "Compensation of Directors and Executive Officers" in the Circular/Proxy Statement filed as Exhibit 14.4 hereto (filed with the Securities and Exchange Commission as Exhibit 14.1 to the Company's Report on Form 6-K dated April 7, 2004), and which is hereby incorporated by reference in response to this item.

Management Incentive Compensation

Intier believes that direct profit participation motivates its key management. Accordingly, management who have senior operational or corporate responsibilities, in addition to members of Corporate Management, receive remuneration consisting of a base salary and an incentive bonus generally tied to financial performance. These individuals do not participate in the Magna or Intier employee equity participation and profit sharing program or the 401K plan or group registered retirement savings plan noted above.

The corporate constitution provides that aggregate incentive bonuses paid or payable to Corporate Management in respect of any fiscal year shall not exceed 6% of Pre-Tax Profits Before Profit Sharing for such year. See Item 10. "Additional Information - Memorandum and Articles of Association".

The aggregate amount of compensation paid to all directors and officers (including non-executive members) for the year ended December 31, 2003 was approximately $6 million.
C.	Board Practices

Reference is made to the information set forth under "Report on Corporate Governance" in the Circular/Proxy Statement filed as Exhibit 14.4 hereto, and which is hereby incorporated by reference in response to the disclosure on Board practices requirement of this item.
D.	Employees

Employees

At December 31, 2003, we employed approximately 24,000 people, including approximately 5,600 in Canada, 4,700 in the United States, 8,300 in Europe, 4,500 in Mexico, 700 in Asia Pacific and 200 in Brazil. In our ongoing effort to maintain good relations with our employees, we have adopted an Employee Charter of Rights. This employee charter formalizes our commitment to fair treatment of our employees, safe and healthy workplaces, competitiveness of wages and benefits, employee ownership and profit sharing and open communications. In addition, we have established "Fairness Committees" in substantially all our North American manufacturing facilities. These committees enable employees to have many of their concerns resolved by a committee comprised of both management and employee representatives, voting by secret ballot. In 2000, we created the position of Employee Advocate on a pilot basis at a number of our divisions. The Employee Advocate is meant to represent employees to ensure that any problems that arise in the workplace are addressed quickly and in accordance with our employee charter of rights, our corporate constitution and our operating principles.

In North America, we are currently a party to collective bargaining agreements in the United States with the employees of the Integram St. Louis, Excelsior Springs and Ontegra Brighton divisions of our Interiors operations, who are members of the UAW. In Canada, we are currently a party to collective bargaining agreements with the Integram Windsor, Innovatech and Mississauga Seating Systems divisions of our Interiors operations, who are members of the CAW. The collective agreements in respect of our Integram Windsor, Mississauga Seating Systems, Innovatech and Ontegra Brighton divisions contain provisions which recognize our operating principles. If we are successful in operating these divisions with this form of collective agreement, we will examine whether to extend this form of agreement to some of our other plants if our employees at these plants vote in favour of unionization in the future. In addition, the employees at our Lewisburg Seating Systems division have voted in favour of certifying the UAW as their bargaining agent. Our Mexican facilities are also represented by local unions.

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

Intier's corporate constitution requires that ten percent (10%) of its employee pre-tax profits before profit sharing, for each year, be allocated to certain deferred profit sharing plans or defined benefit plans for the benefit of our employees or distributed in the form of cash directly to such employees. Effective fiscal 2002, we established an employee equity participation and profit sharing program similar to that of Magna. As part of this program, a Canadian deferred profit sharing plan, a U.S. deferred profit sharing plan, and a United Kingdom employee share incentive plan have been established by us effective fiscal 2002. Each of such plans invests primarily in Class A Subordinate Voting Shares of the Corporation. Under the Canadian, U.S., Austrian and U.K. plans, seven percent (7%) of our employee pre-tax profits before profit sharing must be contributed by us each year to such plans for the benefit of eligible employees, other than those Canadian and U.S. employees who have elected to participate in our defined benefit pension plan option, in which case the employer's contribution in respect of such employees is reduced to four percent (4%) of our employee pre-tax profits before profit sharing. Under the Austrian profit sharing plan, five percent (5%) of qualifying pre-tax profits are contributed to the plan which invests in our Class A Subordinate Voting Shares. An eligible employee's entitlement each year under the plans is then determined based on his or her individual points (calculated based on base salary and length of service) as compared to the total points of all plan participants.

Now that our employee equity participation and profit sharing program has been established, our eligible employees only continue to participate in Magna's employee equity participation and profit sharing program to the extent that their units in Magna's deferred profit sharing plan remain in that plan.

Options to Purchase Securities From Registrant or Subsidiaries

Reference is made to the information set forth under "Compensation of Directors and Executive Officers" in the Circular/Proxy Statement filed as Exhibit 14.4 hereto, which is hereby incorporated by reference in response to this item.
E.	Share Ownership

Reference is made to the information set forth under "Matters to be Acted on at the Meeting - Election of Directors" in the Circular/Proxy Statement filed as Exhibit 14.4 hereto and which is hereby incorporated by reference in response to this item.
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth, as at March 31, 2004, the number of voting securities of the Company beneficially owned, directly or indirectly, by each person or company who owns of record, or is known by the Company to own beneficially, directly or indirectly, more than 5% of any class of such securities.
	Class of Shares	Number of Shares	Percentage of Class

Magna International Inc. (1)	Class B	7,324,932	17.13%
893898 Ontario Inc. (1)(2)	Class B	7,882,961	18.44%
2004189 Ontario Inc. (1)(2)	Class B	11,565,159	27.05%
989891 Ontario Inc. (1)(2)	Class B	15,978,886	37.38%
Donald Walker	Class A	700,000	10.75%
U.S. Employees' Deferred Profit Sharing Plan	Class A	649,827	9.98%
Canadian Employees' Deferred Profit Sharing Plan	Class A	478,553	7.35%
Franklin Resources, Inc.	Class A	639,500	9.82%

(1)

The Stronach Trust controls Magna International Inc. ('Magna") through its ownership of 726,829 of Magna's Class B shares, such shares representing 66.3% of the total votes attached to Magna's outstanding voting securities. Mr. Frank Stronach, the founder and Chairman of Magna, together with three other members of his family, is a trustee of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust.

(2)	893898 Ontario Inc., 2004189 Ontario Inc. and 989891 Ontario Inc. are wholly owned subsidiaries of Magna.

Reference is made to the information set forth in Item 3. "Key Information - Risk Factors - Risks Relating to our Relationship with Magna" with respect to the control of the Company by Magna.
B.	Related Party Transactions

Reference is made to the information set forth under "Interests of Management and Other Insiders in Certain Transactions" in the Circular/Proxy Statement filed as Exhibit 14.4 hereto and which is hereby incorporated by reference in response to this item.

C. Interests of Experts and Counsel

Not applicable.
8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The audited consolidated financial statements of Intier for the year ended December 31, 2003, included as Exhibit 14.1 hereto, are hereby incorporated by reference in response to this item.

Legal Proceedings

A description of legal proceedings is set forth in Item 4B of this annual report.

Dividends

Holders of the Class a Subordinate Voting Shares and the Class B Shares are entitled to receive such dividends as may be declared by the Board on a pro rata basis, subject to the preferential rights attaching to the Convertible Series Preferred Shares and to any other shares of the Company ranking in priority to the Class A Subordinate Voting Shares and the Class B Shares.

Subject to applicable law, the Company will pay dividends on its Convertible Series Preferred Shares, Class A Subordinate Voting Shares and Class B Shares in accordance with its Articles and the corporate constitution, as determined by the Board. See Item 10. "Additional Information - Memorandum and Articles of Association".

Dividends are declared and paid in U.S. dollars, except that shareholders having addresses of record in Canada are paid the equivalent in Canadian dollars (based on the Bank of Canada noon rate on the record date for the dividend. Aggregate dividends paid per share during the last three (3) fiscal years were:
	Class A Subordinate Voting Shares and Class B Shares	Convertible Series Preferred Shares
Fiscal 2001	$0.04	$0.83
Fiscal 2002	$0.20	$3.75
Fiscal 2003	$0.35	$5.00

B. Significant Changes

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurements and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

On January 31, 2004, the Company closed an agreement to sell a manufacturing facility reported in the Europe Interior Systems segment with an effective date of sale of January 1, 2004. As required by recent amendments to the CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the financial results of the manufacturing facility's operations have been separately disclosed as discontinued operations.

A description of these changes and their effect on the first quarter of 2004 and the December 31, 2003 balance sheet can be found in our first quarter results and MD&A filed under Form 6-K on May 11, 2004.
9.	THE OFFER AND LISTING

A. Offer and Listing Details

The holders of the Class A Subordinate Voting Shares are entitled to one vote per share. The holders of the Class B Shares are entitled to 20 votes per share.

The high/low share prices of the Class A Subordinate Voting Shares for fiscal 2001, 2002 and 2003, for each quarter of fiscal 2002 and 2003 and the first quarter of 2004 and for the most recent six months on the Toronto Stock Exchange and the Nasdaq National Market, are as follows:
	NASDAQ		TSX
Period	High	Low	High	Low
	(U.S. dollars)		(Cdn. dollars)
Annual Market Prices
Fiscal Year Ended December 31, 2001 (from August 1)	15.18	8.82	23.25	13.50
Fiscal Year Ended December 31, 2002	22.75	10.75	33.53	16.76
Fiscal Year Ended December 31, 2003	19.70	10.75	25.40	15.80

Quarterly Market Prices
2002 First Quarter	20.46	12.12	32.38	19.25
2002 Second Quarter	22.75	16.91	33.53	26.05
2002 Third Quarter	18.37	14.81	29.00	23.50
2002 Fourth Quarter	17.69	10.75	28.00	16.76

2003 First Quarter	13.40	10.75	19.50	15.80
2003 Second Quarter	14.40	11.68	20.50	17.25
2003 Third Quarter	17.29	10.80	24.23	18.90
2003 Fourth Quarter	19.70	14.16	25.40	20.75

2004 First Quarter	18.85	13.50	23.98	18.01

Monthly Market Prices
November 2003	19.70	16.72	25.40	21.65
December 2003	18.50	14.16	23.98	20.75
January 2004	18.85	16.00	23.98	21.25
February 2004	16.45	13.50	21.90	18.01
March 2004	17.18	15.40	22.78	21.06
April 2004	18.20	15.49	24.24	21.44

B. Plan of Distribution

Not applicable

C. Markets

The Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange in Canada (under the symbol IAI.A) and the NASDAQ National Market in the United States (under the symbol IAIA).

D. Selling Shareholder

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable
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

One of the unique aspects of our corporate culture is the Company's Corporate Constitution which is embodied in our Restated Articles of Incorporation.

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

Required Allocations

Our corporate constitution requires that a significant portion of our pre-tax profits be distributed or used for certain purposes, as described below:

Intier Employee Equity Participation and Profit Sharing Programs

Our corporate constitution requires that, subject to our funding obligations with respect to our defined benefit pension plan, 10% of our employee pre-tax profits before profit sharing for each year commencing not later than 2003 be allocated to our deferred profit sharing plan or our defined benefit pension plan or otherwise be distributed to our employees or the employees of our affiliates who do not participate in a separate employee equity participation and profit sharing plan of one or more of our affiliates, and who do not receive management incentive bonuses, during such year or the immediately following fiscal year. In this connection, in 2002, we have established an employee equity participation and profit sharing program under which 10% of our employee pre-tax profits before profit sharing are allocated accordingly.

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
C.	Material Contracts

There have been no material contracts entered into or assumed by us during the two-year period preceding the date of this Report, other than contracts entered into in the ordinary course of business. In conjunction with out initial public offering on August 9, 2001, we entered into a series of material contracts which may be located in our prior disclosure as indicated below.

•

our principal affiliation agreements described under "Interests of Management and Other Insiders in Certain Transactions - Affiliation Agreements" contained in our Management Information Circular/Proxy Statement which is attached as Exhibit 14.4 hereto;

•

the trust agreement among Magna, the Company, 893898 Ontario Inc., 2004189 Ontario Inc., 989891 Ontario Inc. and Computershare Trust Company of Canada described under Item 9. "The Offer and Listing " in the Company's annual report for the year ended December 31, 2002 on Form 20-F (File No. 333-13692), as filed on June 2, 2003;

•

the underwriting agreement described under the "Plan of Distribution" in the Company's prospectus dated July 31, 2001, forming part of the Company's registration statement on Amendment No. 2 to Form F-1 (File No. 333-13692), as filed on July 31, 2001;

•

the stock option plan described under "Compensation of Directors and Executive Officers - Stock Option Plans, Grants and Exercises" contained in our Management Information Circular/Proxy Statement is attached as Exhibit 14.4 hereto;

•

the registration rights agreement described under "Interests of Management and Other Insiders in Certain Transactions - Registration Rights Agreement" contained in our Management Information Circular/Proxy Statement which is attached as Exhibit 14.4 hereto;

•

the social commitment agreement described under "Interests of Management and Other Insiders in Certain Transactions - Social Commitment Agreement" contained in our Management Information Circular/Proxy Statement which is attached as Exhibit 14.4 hereto;

•	the service agreement described under "Interests of Management - Service Company" contained in our Management Information Circular/Proxy Statement which is attached as Exhibit 14.4 hereto;
•

the principal agreements effecting our 2001 reorganization as described in the Company's prospectus dated July 31, 2001, forming part of the Company's registration statement on Amendment No. 2 to Form F-1 (File No. 333-13692), as filed on July 31, 2001; and

•	the Credit Agreement described under "Financial Condition, Liquidity and Capital Resources - Unused and Available Financing Resources" in the Company's MD&A which is attached as Exhibit 14.3 hereto

D.	Exchange Controls

None.

E.	Taxation

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

Documents herein incorporated by reference, include:
Name of Document	Location
Audited Consolidated Financial Statements - Year Ended December 31, 2003, contained in the Report to Shareholders	filed as Exhibit 14.1 hereto
Audited Consolidated Financial Statements - Year Ended December 31, 2001 and each of the years in the three year period ended December 31, 2001	filed as Exhibit 2 to the Company's annual report for the year ended December 31, 2002 on Form 20-F as filed on June 2, 2003 (File No. 333-13692)
MD&A - Year Ended December 31, 2003, contained in the Report to Shareholders	filed as Exhibit 14.3 hereto
Management Information Circular/Proxy Statement for the Annual Meeting of Shareholders held on May 5, 2004	filed as Exhibit 14.4 hereto

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

Credit Facility Agreement among Intier Automotive Inc. and Intier Automotive of America Holdings, Inc., as borrowers, The Bank of Nova Scotia as administrative agent, The Bank of Nova Scotia and The Bank of Montreal as co-lead arrangers, and each of the financial institutions and other entities from time to time parties to the agreement dated September 27, 2001 filed as Exhibit 5 to the Company's Annual Report on Form 20-F (File No. 333-13692) as filed on June 2, 2003.
Restated Articles of Incorporation and the General Business By-law No. 3	filed as Exhibit 3.1 and 3.2 to the Company's Registration Statement on Amendment No. 1 to Form F-1 (File No. 333-13692) as filed on July 23, 2001

I. Subsidiary Information

Not applicable.
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the following disclosures which appear elsewhere in or attached to this Report, in response to this item.

Foreign Currency Exposure

See the section titled "Quantitative and Qualitative Disclosures about Market Risk" in the MD&A attached hereto as Exhibit 14.3, Item 3. "Key Information - Risk Factors" in this Report, and "Note 16" to the 2003 Consolidated Financial Statements attached hereto as Exhibit 14.1.

Interest Rate Risk

See the section titled "Quantitative and Qualitative Disclosures about Market Risk" in the MD&A attached hereto as Exhibit 14.3 and "Note 16" to the 2003 Consolidated Financial Statements attached hereto as Exhibit 14.1.

Credit Risk

See the section titled "Quantitative and Qualitative Disclosures about Market Risk" in the MD&A attached hereto as Exhibit 14.3 and "Note 16" to the 2003 Consolidated Financial Statements attached hereto as Exhibit 14.1.

12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

15.	CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities and Exchange Act of 1934 Rules 13a-15(e) and 15-d15(e)) as of December 31, 2003. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to Intier and its consolidated subsidiaries is made known to such officers by others within those entities in order to allow timely decisions regarding required disclosure.

There have not been any changes in our internal controls over financial reporting during the period covered by this report that has materially affected or is reasonably likely to materially affect these controls subsequent to the date of their evaluation.
16.	Reserved by the SEC

16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it has at least one audit committee financial expert, Mr. Lawrence Worrall, serving on its audit committee.
16B.	CODE OF ETHICS

The Company has recently adopted a code of ethics which applies to all its employees, including officers and directors. This code establishes the basic principles we are committed to with respect to our dealings with all of our stakeholders and serves as a guide to assist our employees and directors in meeting the ethical standards reflected in the code. The code supplements the principles established in our corporate constitution and Employees' Charter. Although waivers of the code may from time to time be granted in limited circumstances, any director or officer who requires such a waiver must seek it in writing from our Corporate Governance and Compensation Committee and any such waivers granted to a director or officer will be publicly disclosed in accordance with applicable law, rules and regulations.

The code of ethics has been posted for public access on the Company's website at www.intier.com.
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid or payable to the Company's auditors and principal accountants, Ernst & Young LLP, in the fiscal year 2002 and 2003 are as follows:

		Fiscal 2002	Fiscal 2003
	Audit fees (1)	$900,000		$1,100,000
	Audit-related fees (2)	$140,000		$203,000
	Tax fees (3)	$498,000		$609,000
	Other fees (4)	$20,000	$	Nil
(1)

Includes all fees in respect of services performed in order to comply with generally accepted auditing standards ("GAAS"). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

(2)

Generally consists of fees paid in respect of assurance and related services (e.g., due diligence), including such things as employee benefit plan audits, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)

Includes all fees paid in respect of services performed by the Auditors' tax professionals, except those services required in order to comply with GAAS which are included under "Audit services". Tax services include Canadian, U.S., Mexican, European and other international tax compliance, tax planning and tax advice.

(4)	Consists of fees in respect of all services not falling under any of the foregoing categories.

The audit committee of the Board established in 2002 a process for pre-approval of all non-audit services to be rendered by the Company's auditors. This process includes reviewing an annual budget for audit and permitted non-audit services. The audit committee's approval is required to exceed the budget amount for a particular category of non-audit services and to engage the auditor for any non-audit services not included in the budget. The audit committee considers whether such services are consistent with applicable regulatory requirements regarding auditor independence. The audit committee also considers whether the auditor is best positioned to provide the most effective and efficient service, for reasons such as familiarity with the Company's business, people, culture, accounting systems, risk profile, and whether the services enhance our ability to manage or control risks and improve audit quality. The audit committee reviews the services rendered by, and actual fees paid to, the auditors at each regularly scheduled quarterly audit committee meeting, and may approve changes to the pre-established budgeted amount or the services included in each category. The audit committee has delegated authority for approval of permitted non-audit services beyond the thresholds established to the Chairman of the audit committee, provided that in all cases such approval is in writing and signed by the Chairman. The Chairman will report to the audit committee on all such pre-approvals granted under such authority at the next regularly scheduled audit committee meeting. None of the services provided by the auditor in 2003 were treated as exempt from pre-approval pursuant to the de-minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not in force.

PART III

17.	FINANCIAL STATEMENTS

Not applicable.

18.	FINANCIAL STATEMENTS

Reference is made to the information set forth in the 2003 Consolidated Financial Statements of Intier, attached as Exhibit 14.1 to this Report in response to this item.

19.	EXHIBITS

Exhibit No.	Description of Document

1.1

Restated Articles of Incorporation of Intier Automotive Inc. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Amendment No. 1 to Form F-1 filed on July 23, 2001 (File No. 333-13692)).

1.2

General Business By-Law No. 3 of Intier Automotive Inc. (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Amendment No. 1 to Form F-1 as filed on July 23, 2001(File No. 333-13692)).

2.1

Registration Rights Agreement between Magna and Intier dated August 9, 2001 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Amendment No. 1 to Form F-1 as filed on July 23, 2001(File No. 333-13692)).

2.2

Trust Agreement made as of the 9th day of August, 2001 among Magna, 893898 Ontario Inc., 2004189 Ontario Inc., 989891 Ontario Inc., Intier and Computershare Trust Company of Canada (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Amendment No. 1 to Form F-1 as filed on July 23, 2001(File No. 333-13692)).

4.1

Form of Affiliation Agreement made as of the 31st day of July, 2001 between Magna International Inc. and Intier Automotive Inc. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement as Amendment No. 2 to Form F-1 as filed on July 31, 2001 (File No. 333-13692))

4.2

Credit Facility Agreement among Intier Automotive Inc. and Intier Automotive of America Holdings, Inc., as borrowers, The Bank of Nova Scotia as administrative agent, The Bank of Nova Scotia and The Bank of Montreal as co-lead arrangers, and each of the financial institutions and other entities from time to time parties to the agreement dated September 27, 2001 (incorporated by reference to Exhibit 5 to the Company's Annual Report on Form 20-F as filed on June 2, 2003 (File No. 333-13692)).

4.3

Intier Automotive Inc. Stock Option Plan (incorporated by reference to Exhibit No. 10.4 to the Company's Registration Statement on Amendment No. 1 to Form F-1 as filed on July 23, 2001 (File No. 333-13692))

8.1	Subsidiaries of Intier Automotive Inc. (see Item 4.C. of this annual report).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Audited Consolidated Financial Statements for the year Ended December 31, 2003 and each of the years in the three year period ended December 31, 2003, contained in the Report to Shareholders.

14.2

Audited Consolidated Financial Statements for the year ended December 31, 2001 and each of the years in the three year period ended December 31, 2001 (incorporated by reference to the Company's annual report for the year ended December 31, 2002 on Form 20-F filed on June 2, 2003 (File no. 333-13692))

14.3	Intier Automotive Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003.

14.4	Management Information Circular/Proxy Statement for Intier Automotive Inc.'s Annual Meeting of Shareholders held on May 5, 2004.

14.5	Consent of Ernst & Young LLP.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
INTIER AUTOMOTIVE INC.

By:	/s/ Bruce R. Cluney

	Name: Title:	Bruce R. Cluney Secretary

Date: May 17, 2004