Form 40-F
INTIER AUTOMOTIVE INC
filed 2005-04-01
CIK 1144399

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 40-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTIONS 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended: December 31, 2004
		Commission file number		333-13692

	INTIER AUTOMOTIVE INC.
	(Exact name of Registrant as specified in its charter)
	Not Applicable
	(Translation of Registrant's name into English (if applicable))
	Province of Ontario, Canada
	(Province or other Jurisdiction of incorporation or organization)
	3174
	(Primary Standard Industrial Classification Code Number (if applicable))
	521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7 - (905) 898-5200
	(Address and telephone number of Registrant's principal executive offices)
	Intier Automotive of America Holdings Inc. 1209 Orange Street, Wilmington, Delaware, U.S.A. 19801 (302) 777- 0205
	(Name, address (including zip code) and telephone number (including area code) of Agent for Service in the United States)
	Securities registered or to be registered pursuant to Section 12(b) of the Act.
	Title of each class			Name of each Exchange on which registered
	Class A Subordinate Voting Shares			NASDAQ National Market
	Securities registered or to be registered pursuant to Section 12(g) of the Act.
	None
	Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
	None
	(Title of Class)
	For annual reports, indicate by check mark the information filed with this Form:
	X	Annual Information Form		Audited annual financial statements

	Indicate the number of outstanding shares of each of the issuer's classes of capital or common stocks as of the close of the period covered by the annual report
		Class A Subordinate Voting Shares			7,504,614
		Class B Shares			42,751,938
		Preferred Shares, Series 1			1,046,650
		Preferred Shares, Series 2			1,125,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

		Yes		No	X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

		Yes	X	No

1.	ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended December 31, 2004 required under Canadian law is attached hereto as Exhibit 1 (the "Annual Information Form").
2.	AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.	Consolidated Audited Financial Statements

The Registrant's Consolidated Audited Annual Financial Statements for the year ended December 31, 2004 (the "Annual Statements") were separately filed with the U.S. Securities and Exchange Commission (the "Commission") as Exhibit 99 to the Registrant's Report on Form 6-K dated March 31, 2004. See note 24 to the Registrant's consolidated audited annual financial statements, on pages 73 to 80 of the Annual Statements reconciling the important differences between Canadian and United States generally accepted accounting principles ("GAAP").
B.	Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis of Results of Operations and Financial Position were filed with the Commission as Exhibit 99 to the Registrant's Report on Form 6-K dated March 31, 2004.
3.	WEBSITE INFORMATION

Notwithstanding any reference to the Registrant's website on the World Wide Web in the Annual Information Form or in the other documents incorporated as exhibits hereto, the information contained in the Registrant's website, or any other site on the World Wide Web referred to in the Registrant's website, is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.
4.	FORWARD-LOOKING STATEMENTS

The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make "forward-looking statements", within the meaning of Section 21E of the Exchange Act, and related assumptions concerning its operations, economic performance and financial matters. The Registrant is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 3 of the Annual Information Form for a discussion of such factors.
5.	DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities and Exchange Act of 1934 Rules 13a-15(e) and 15-d15(e)) as of December 31, 2004. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to Intier and its consolidated subsidiaries is made known to such officers by others within those entities in order to allow timely decisions regarding required disclosure.

There have not been any changes in our internal controls over financial reporting during the period covered by this report that has materially affected or is reasonably likely to materially affect these controls subsequent to the date of their evaluation.
6.	AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the "Audit Committee"), which is comprised of the following members of the Registrant's Board of Directors: Mr. Lawrence Worrall (Chairman), Mr. Louis E. Lataif and Mr. Edward C. Lumley.

The Board has determined that the audit committee currently consists of at least one member who meets the financial employment experience, professional certification and financial sophistication requirements and the independence definition under the Corporate Governance Rules of the NASDAQ National Market. Currently, this individual is Mr. Worrall.
7.	CODE OF ETHICS

The Company has adopted a code of ethics which applies to all its employees, including officers and directors. This code establishes the basic principles we are committed to with respect to our dealings with all of our stakeholders and serves as a guide to assist our employees and directors in meeting the ethical standards reflected in the code. The code supplements the principles established in our corporate constitution and Employees' Charter. Although waivers of the code may from time to time be granted in limited circumstances, any director or officer who requires such a waiver must seek it in writing from our Corporate Governance and Compensation Committee and any such waivers granted to a director or officer will be publicly disclosed in accordance with applicable law, rules and regulations.

The code of ethics has been posted for public access on the Company's website at www.intier.com.
8.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid or payable to the Company's auditors and principal accountants, Ernst & Young LLP, in the fiscal years 2003 and 2004 are as follows:

		Fiscal 2004	Fiscal 2003
	Audit fees (1)	$1,400,000		$1,345,000
	Audit-related fees (2)	$200,700		$203,000
	Tax fees (3)	$338,900		$609,000
	Other fees (4)	$98,100	$	Nil
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

(4)

Consists of fees in respect of all services not falling under any of the foregoing categories. In 2004, Ernst & Young LLP provided advisory and other administrative services in respect of internal control procedures and policies, financial reporting procedures and other accounting matters.

The audit committee of the Board established in 2002 a process for pre-approval of all non-audit services to be rendered by the Company's auditors. This process includes reviewing an annual budget for audit and permitted non-audit services. The audit committee's approval is required to exceed the budget amount for a particular category of non-audit services and to engage the auditor for any non-audit services not included in the budget. The audit committee considers whether such services are consistent with applicable regulatory requirements regarding auditor independence. The audit committee also considers whether the auditor is best positioned to provide the most effective and efficient service, for reasons such as familiarity with the Company's business, people, culture, accounting systems, risk profile, and whether the services enhance our ability to manage or control risks and improve audit quality. The audit committee reviews the services rendered by, and actual fees paid to, the auditors at each regularly scheduled quarterly audit committee meeting, and may approve changes to the pre-established budgeted amount or the services included in each category. The audit committee has delegated authority for approval of permitted non-audit services beyond the thresholds established to the Chairman of the audit committee, provided that in all cases such approval is in writing and signed by the Chairman. The Chairman will report to the audit committee on all such pre-approvals granted under such authority at the next regularly scheduled audit committee meeting. None of the services provided by the auditor in 2004 were treated as exempt from pre-approval pursuant to the de-minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
9.	OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under "Off Balance Sheet Financing" on pages 19 to 20 of Exhibit 2 Management's Discussion and Analysis of Operations and Financial Position is incorporated by reference herein. This referenced disclosure includes a tabular disclosure regarding the Company's known contractual obligations, with amounts aggregated by the type of contractual obligation.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B.	Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the Commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 40-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
INTIER AUTOMOTIVE INC.

By:	/s/ Bruce R. Cluney

	Name: Title:	Bruce R. Cluney Secretary

Date: March 31, 2005

EXHIBIT INDEX
Exhibit 1	Annual Information Form of the Registrant dated March 31, 2005
Exhibit 2

Registrant's audited consolidated annual financial statements containing the audited consolidated balance sheets as at December 31, 2004 and December 31, 2003 and the consolidated statements of income and retained earnings and cash flows for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 as well as Management's Discussion and Analysis of Operations and Financial Position (incorporated by reference to Exhibits 99 to Registrant's Report on Form 6-K dated March 31, 2005)

Exhibit 3	Consent of Ernst & Young LLP
Exhibit 4	Certificate of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 5	Certificate of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 6	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.